Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

SOUTH DEARBORN LIMITED,

MICHIGAN MERGER SUB, INC.

and

MAGNACHIP SEMICONDUCTOR CORPORATION

Dated as of March 25, 2021

i

ii

Exhibits

Exhibit A	Equity Commitment Letter
Exhibit B	Standby Letter of Credit
Exhibit C	Surviving Charter

Disclosure Letters

Company Disclosure Letter
Parent Disclosure Letter

iii

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	Section 8.1(a)
Affiliate	Section 8.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Applicable Exchange	Section 8.1(c)
Balance Sheet Date	Section 3.11(a)
Book-Entry Shares	Section 2.1(c)(ii)
Burdensome Condition	Section 5.9(f)
Business Day	Section 8.1(d)
Businesses	Section 8.1(e)
Certificate of Merger	Section 1.3
Certificates	Section 2.1(c)(ii)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(f)
Common Stock	Section 8.1(f)
Company	Preamble
Company Assets	Section 3.7(b)
Company Benefit Plan	Section 8.1(g)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Board Recommendation Change	Section 5.3(d)
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.3(e)
Company Equity Plans	Section 8.1(h)
Company ESPP	Section 2.3(d)
Company Financial Advisor	Section 3.25
Company Material Adverse Effect	Section 8.1(i)
Company Option	Section 2.3(a)
Company Organizational Documents	Section 8.1(j)
Company Permits	Section 3.23(a)
Company Product	Section 8.1(k)
Company Proxy Statement	Section 3.6(b)
Company PSUs	Section 2.3(c)
Company Real Property	Section 3.21(c)
Company Related Parties	Section 8.1(l)
Company RSUs	Section 2.3(b)
Company SEC Reports	Section 3.10
Company Stockholders Meeting	Section 3.6(b)
Company Termination Fee	Section 7.6(b)
Competition Law	Section 3.6(e)
Confidentiality Agreements	Section 8.1(m)
Continuation Period	Section 5.6(a)

Term	Section
Contract	Section 8.1(n)
control	Section 8.1(b)
COVID-19	Section 8.1(o)
COVID-19 Measures	Section 8.1(p)
Damages	Section 5.7(b)
DGCL	Recitals
Dissenting Shares	Section 2.4(a)
DRAA	Section 8.5(a)
DTC	Section 2.2(c)(iii)
EDGAR	Article III
Effective Time	Section 1.3
Employee	Section 5.6(a)
Enforceability Exceptions	Section 8.1(q)
Environmental Law	Section 3.19
Equity Commitment Letter	Recitals
Equity Financing	Section 4.6(a)
Exchange Act	Section 3.6(b)
Excluded Shares	Section 2.1(b)
Expenses	Section 5.11
Financing Sources	Section 5.15(a)
GAAP	Section 3.11(a)(ii)
Governmental Authority	Section 8.1(r)
Governmental Authorizations	Section 3.6
Hazardous Substances	Section 8.1(s)
Indemnified Parties	Section 5.7(a)
Intellectual Property	Section 8.1(t)
Intervening Event	Section 5.3(f)
Issuing Bank	Recitals
Knowledge	Section 8.1(u)
Law	Section 8.1(v)
Legal Actions	Section 3.14
Liabilities	Section 3.12
Licensed Intellectual Property	Section 8.1(w)
Liens	Section 8.1(x)
Material Contracts	Section 3.15
Maximum Premium	Section 5.7(c)
Merger	Recitals
Merger Consideration	Section 2.1(c)(i)
Merger Sub	Preamble
MSK	Section 8.1(y)
New Plans	Section 5.6(d)
Notice Period	Section 5.3(e)(ii)
Old Plans	Section 5.6(d)
Option Consideration	Section 2.3(a)
Orders	Section 8.1(z)

Term	Section
Owned Intellectual Property	Section 8.1(aa)
Owned Real Property	Section 3.21(a)
Parent	Preamble
Parent Assets	Section 4.4(b)
Parent Contracts	Section 4.4(c)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 8.1(bb)
Parent Related Parties	Section 8.1(cc)
Parent Termination Fee	Section 7.6(c)
Party	Preamble
Patents	Section 8.1(t)
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(b)
Permits	Section 3.23(a)
Permitted Leave	Section 8.1(dd)
Permitted Lien	Section 8.1(ee)
Person	Section 8.1(ff)
PRC	Section 8.1(gg)
Preferred Stock	Section 3.8(a)
Principal Stockholders	Section 8.1(hh)
Prohibitive Order	Section 6.1(b)
Real Property Leases	Section 3.21(b)
Registered Owned IP	Section 3.20(a)
Representatives	Section 8.1(ii)
Requesting Authority	Section 8.1(jj)
Required Competition Approval	Section 3.6(e)
Requisite Company Vote	Section 8.1(kk)
Return Event	Section 7.6(e)(iv)(1)
Rights	Section 8.1(ll)
Rules	Section 8.5(a)
SEC	Section 3.6(b)
Securities Act	Section 3.10
Significant Customer	Section 3.28(a)
Significant Supplier	Section 3.28(b)
Software	Section 8.1(mm)
Solvent	Section 4.8
Specified Circumstance	Section 8.1(nn)
Specified Covenant	Section 8.1(oo)
Specified Governmental Authority	Section 8.1(pp)
Standards Organization	Section 3.20(b)
Standby Letter of Credit	Recitals
Subsidiary	Section 8.1(qq)
Superior Proposal	Section 8.1(rr)
Surviving Bylaws	Section 1.6
Surviving Charter	Section 1.5

Term	Section
Surviving Corporation	Section 1.1
Takeover Proposal	Section 8.1(ss)
Tax	Section 8.1(tt)
Tax Returns	Section 8.1(uu)
Termination Date	Section 7.2(a)
Transaction Litigation	Section 5.17
Tribunal	Section 8.5(b)
Union	Section 8.1(vv)
Willful and Material Breach	Section 8.1(ww)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 25, 2021 (this “Agreement”), by and among South Dearborn Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), Michigan Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Magnachip Semiconductor Corporation, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party”.

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has unanimously (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company (the “Merger”) and the transactions contemplated by this Agreement, on the terms and subject to the conditions of this Agreement, (b) determined that it is in the best interests of the Company and its stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions of this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (d) resolved to recommend to the stockholders of the Company that they adopt this Agreement in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub, at a meeting thereof duly called and held, has approved and declared advisable, and the board of directors of Parent, at a meeting thereof duly called and held, has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a material inducement and a condition to the willingness of the Company to enter into this Agreement, North Dearborn Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Sponsor”), has, concurrently with the execution of this Agreement, delivered an equity commitment letter (the “Equity Commitment Letter”), a copy of which is attached as Exhibit A to this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company a standby letter of credit (such standby letter of credit or any replacement thereof approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed), the “Standby Letter of Credit”) issued by the applicable financial institution named therein (the “Issuing Bank”) in favor of the Company, pursuant to which an amount in cash in Dollars equal to $103,500,000 may be drawn by the Company, subject to the terms thereof, in the event that the Parent Termination Fee or other Damages becomes or may become payable pursuant to the terms of this Agreement, a copy of which is attached as Exhibit B to this Agreement.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 1.2 Closing. Subject to the satisfaction or, to the extent permitted by Law, waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) (i) remotely via electronic exchange of documents and signatures or (ii) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, in each case, at 10:00 a.m. (New York City time) on the tenth Business Day after the day on which the conditions set forth in Article VI are satisfied or, to the extent permitted by Law, waived in accordance with this Agreement (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions) or (b) at such other place and time or in such other manner as Parent and the Company may agree in writing; provided, that in no event (except to the extent Parent and the Company shall agree in writing) shall the Closing occur prior to the date that is 60 days after the date hereof. Notwithstanding the foregoing, if the date on which the Closing is set to occur would follow the Termination Date, then the Termination Date shall instead be extended to occur one Business Day after such date (subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VI on the initial Termination Date (other than any conditions that by their nature are to be satisfied at the Closing, but which were, at the initial Termination Date, capable of being satisfied)). Notwithstanding anything to the contrary set forth in this Agreement, nothing herein shall be deemed to require or imply that the satisfaction of the conditions set forth in Article VI shall be waived as a result of a delay in the Closing due to the proviso in the first sentence of this Section 1.2. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing (and subject to the receipt of the confirmation from the Paying Agent set forth in Section 2.2(b)), Parent, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation. The certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit C and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided in the Surviving Charter or by applicable Law.

Section 1.6 Bylaws. Parent and the Company shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) will be amended and restated in their entirety to read substantially identically to the bylaws of Merger Sub as in effect immediately before the Effective Time, until, subject to Section 5.7(a), amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 1.7 Directors. The Parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.8 Officers. The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company, the following shall occur:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub shall thereafter represent ownership of shares of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its Subsidiaries immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist without any conversion thereof, and no consideration shall be paid for such Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be cancelled and shall cease to exist and shall be automatically converted into the right to receive $29.00 in cash, without interest (the “Merger Consideration”).

(ii) All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) such shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2 and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(d) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split), combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent on customary terms and conditions that are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. Immediately prior to the Effective Time (with the filing of the Certificate of Merger being subject to receipt by the Company of written confirmation from the Paying Agent that the following deposit from Parent has been received), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares and the holders of Company Equity Awards, by wire transfer of immediately available U.S. dollar funds, for payment in accordance with this Article II through the Paying Agent, an amount in cash sufficient to pay the aggregate Merger Consideration to which such holders of Certificates and Book-Entry Shares become entitled pursuant to Section 2.1(c)(i) and the aggregate amounts to which such holders of Company Equity Awards become entitled pursuant to Section 2.3. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. As soon as reasonably practicable after the Effective Time (but in any event no more than two Business Days after the date on which the Effective Time occurs), Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form and reasonably acceptable to the Company, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect thereof. Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates and Book-Entry Shares will be payable by wire transfer to the surrendering holder.

(ii) Surrender of Shares. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents and information reasonably required by the Paying Agent, the holder of that Certificate shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate less any required withholding of Taxes. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a surrender of Book-Entry Shares, the holder of such Book-Entry Shares shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of such Book-Entry Shares less any required withholding of Taxes. Any

Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares. Notwithstanding anything to the contrary in this Agreement, no holder of Book-Entry Shares will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.1(c)(i).

(iii) DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that the Paying Agent will transmit to DTC or its nominees to the extent practicable and without duplication of any other payments to be made by the Paying Agent or otherwise pursuant to this Agreement, on the first Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the Merger Consideration payable in respect of the number of shares of Common Stock (other than Excluded Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time.

(iv) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, then the Merger Consideration may be paid to such a transferee so long as (A) in the case of shares of Common Stock represented by a Certificate, such surrendered Certificate is properly endorsed, or in the case of Book-Entry Shares, a proper transfer instruction is presented, and, in each case, such evidence is accompanied by all documents reasonably required by Parent to evidence and effect such transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(v) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as they are required to deduct or withhold therefrom under the Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified (the “Code”), or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement. Parent agrees to use its reasonable best efforts to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments under this Agreement.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing solely in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or loss thereon shall affect the Merger Consideration and other amounts payable hereunder and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock and Company Equity Awards immediately prior to the Effective Time in the amount of any losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent and the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration. If any Certificates or Book Entry Shares have not been surrendered prior to the date on which the cash amounts payable with respect thereto would escheat to or become the property of any Governmental Authority, any such cash amounts shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.3 Company Equity Awards.

(a) The Company shall use reasonable best efforts so that, as of the Effective Time, each option to acquire shares of Common Stock granted under the Company Equity Plans (each, a “Company Option”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled and converted into the right to receive from Parent or the Surviving Corporation promptly at the time specified in Section 2.3(f) an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock underlying such Company Option immediately before the Effective Time. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option at the time of calculation. For the avoidance of doubt, if the per share exercise price or purchase price of any such Company Option is greater than or equal to the Merger Consideration, such Company Option shall be cancelled and terminated as of the Effective Time without any cash payment being made or other consideration provided in respect thereof.

(b) The Company shall use reasonable best efforts so that, as of the Effective Time, each restricted stock unit that is subject to vesting or other risks of forfeiture (other than Company PSUs) granted under the Company Equity Plans (“Company RSUs”) outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time, and each such vested Company RSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Common Stock that such Company RSU conveyed the right to receive.

(c) The Company shall use reasonable best efforts so that, as of the Effective Time, each performance-based restricted stock unit granted under the Company Equity Plans (“Company PSUs”) outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company PSU, shall be vested and all restrictions thereon shall lapse in full and the number of shares of Common Stock subject to such Company PSU earned or deemed earned based on performance measures shall be equal to the maximum amount of such award as of immediately before the Effective Time, and each such vested Company PSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Common Stock that such Company PSU conveyed the right to receive.

(d) The Company shall use reasonable best efforts so that, (i) no future offering periods shall commence under the Company Employee Stock Purchase Plan (the “Company ESPP”) after the date of this Agreement, and (ii) the Company ESPP shall terminate effective immediately, prior to the Effective Time.

(e) The Company shall use reasonable best efforts so that all Company Options, Company RSUs and Company PSUs (collectively, the “Company Equity Awards”) shall be canceled and all Company Equity Plans shall terminate at the Effective Time. The payment of the amounts set forth in Section 2.3(a), Section 2.3(b) and Section 2.3(c) in respect of the Company Equity Awards shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Company Equity Award for all purposes under this Agreement.

(f) As promptly as practicable following the Effective Time, Parent shall cause the Paying Agent to pay the aggregate amounts payable pursuant to Section 2.3(a), Section 2.3(b) and Section 2.3(c) in respect of the Company Equity Awards to the Surviving Corporation, and promptly thereafter, in any event not later than the third Business Day after the Effective Time, Parent shall cause the Surviving Corporation to pay through its payroll system (i) to each applicable holder of a Company Option, the amount due and payable to such holder pursuant to Section 2.3(a) in respect of such Company Option, (ii) to each applicable holder of a Company RSU, the amount due and payable to such holder pursuant to Section 2.3(b) in respect of such Company RSU, and (iii) to each applicable holder of a Company PSU, the amount due and payable to such holder pursuant to Section 2.3(c), in all cases of clauses (i) through (iii), subject to Section 2.3(e). Parent shall cause the Surviving Corporation to, at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy their obligations to holders of Company Equity Awards pursuant to this Section 2.3.

(g) Prior to the Effective Time, the Company shall have the authority to take actions necessary or that it deems appropriate to effect the provisions of this Section 2.3, including to make any changes to the Company Equity Plans.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has properly and validly exercised their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c), but instead shall entitle the holders thereof only to such rights as may be granted to them under Section 262 of the

DGCL; provided that any Dissenting Share held by a Person that effectively withdraws or loses his, her or its appraisal rights under Section 262 of the DGCL (through failure to perfect such appraisal rights or otherwise) will thereupon (i) be deemed no longer to be a Dissenting Share and (ii) be treated as if it had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 2.2.

(b) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Common Stock, any withdrawals of such demands and any other instrument served on the Company under the DGCL and (ii) the right to participate in all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made in Article III, in either case, to which the relevance of such item is reasonably apparent or (y) the Company SEC Reports available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) on the date that is three Business Days before the date of this Agreement without giving effect to any amendment thereto available on EDGAR after such date (other than any Company SEC Reports not available on EDGAR until after such date, and excluding statements in any “Risk Factors” sections and any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such statement or disclosure is cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and, except as would not have a Company Material Adverse Effect, has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing (except in any jurisdiction that does not recognize such a concept) under the laws of its jurisdiction of organization and, except as would not have a Company Material Adverse Effect, has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted (for the avoidance of doubt, it is understood that all references in this Agreement to: (a) “would not have a Company Material Adverse Effect” (or similar references) means “has not had and would not reasonably be expected to have a Company Material Adverse Effect”; and (b) “would have a Company Material Adverse Effect” (or similar references) means “has had or would reasonably be expected to have a Company Material Adverse Effect”).

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (except in any jurisdiction that does not recognize such concept) in each jurisdiction where such qualification is necessary for the operation of the Businesses as currently conducted by the Company and each Subsidiary, except where failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to the receipt of the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The Company Board at a meeting duly called and held has unanimously: (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions of this Agreement, (b) determined that it is in the best interests of the Company and its stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions of this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (d) resolved to recommend to the stockholders of the Company that they adopt this Agreement in accordance with the DGCL. The execution, delivery and performance of this Agreement by the Company and, assuming that the Requisite Company Vote is received, the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action on the part of the Company.

Section 3.4 Enforceability. This Agreement constitutes a legal, valid and binding agreement of the Company, subject to the Enforceability Exceptions.

Section 3.5 Subsidiaries. Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation and its authorized, issued and outstanding capital stock or other equity interests. Each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). The Company does not own, directly or indirectly, any capital stock of or any other equity interests in, or any other securities convertible into or exercisable or exchangeable for capital stock of or other equity interest in, any Person other than the Subsidiaries of the Company. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to, any other Person.

Section 3.6 Governmental Authorizations. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.3 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”);

(c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;

(d) compliance with the Applicable Exchange rules and regulations;

(e) any Governmental Authorization (i) required in order to comply with any (x) applicable competition Law and (y) applicable foreign investment Law (clauses (x) and (y) collectively, “Competition Law”), including the Governmental Authorization set forth on Section 3.6 of the Company Disclosure Letter (the Governmental Authorization set forth on Section 3.6 of the Company Disclosure Letter being referred to as the “Required Competition Approval”) or (ii) requested by any Requesting Authority (it being understood that, for purposes of this Section 3.6, “requested” includes circumstances in which any Requesting Authority asserts or attempts to assert jurisdiction); and

(f) where the failure to obtain such Governmental Authorizations would not have a Company Material Adverse Effect.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, or otherwise result in the imposition or creation of any Lien on any Company Assets;

(c) contravene or conflict with, result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, or result in any right of acceleration, cancellation, termination or modification of, any Material Contract; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts,

other than in the case of clauses (b), (c) and (d) of this Section 3.7, as would not have a Company Material Adverse Effect.

Section 3.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of (i) 150,000,000 shares of Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of March 19, 2021, (A) 46,215,013 shares of Common Stock were issued and outstanding, (B) 9,211,962 shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, (C) 1,513,828 shares of Common Stock were reserved for issuance upon the exercise of Company Options, (D) a maximum of 816,823 shares of Common Stock were issuable upon vesting of issued and outstanding Company RSUs, (E) a maximum of 514,852 shares of Common Stock were issuable upon vesting of issued and outstanding Company PSUs, and (F) no shares of Preferred Stock were issued and outstanding. As of March 19, 2021, 2,129,366 shares of Common Stock were available under the Company Equity Plans to be subject to awards not yet granted under such Company Equity Plans. Except as set forth above, as of the date hereof, there are no issued, reserved for issuance or outstanding shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company. From the close of business on March 19, 2021 until the date of this Agreement: (1) no Company Options, Company RSUs, Company PSUs or other equity or equity-like awards have been granted; and (2) no shares of Common Stock have been issued, except for shares of Common Stock issued pursuant to the valid exercise of Company Options or the vesting of Company RSUs or Company PSUs, in each case, outstanding on March 19, 2021 and issued in accordance with their terms.

(b) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights.

(c) Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(d) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in any Person (other than a Subsidiary of the Company).

(e) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company.

(f) Section 3.8(f) of the Company Disclosure Letter sets forth the following information with respect to each Company Option, Company RSU and Company PSU outstanding as of March 19, 2021: (i) the Company Equity Plan pursuant to which such award was granted, (ii) subject to the proviso at the end of this sentence, the name of the holder of such award; (iii) the number of shares of Common Stock subject to such award (assuming both target and maximum performance in the case of Company PSUs for which the applicable performance period has not concluded); and (iv) whether any Company Option is intended to be an “incentive stock option” (within the meaning of Section 422 of the Code); provided, however, that, the names of the holders of Company Options, Company RSUs and Company PSUs may be redacted or listed by employee number in lieu of full legal names.

(g) Except as set forth in Section 3.8(f) of the Company Disclosure Letter, as of the date hereof, there are no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of the Company or any of its Subsidiaries, in each case, issued or granted by the Company or any of its Subsidiaries; (ii) outstanding security, instrument, bond, debenture or note issued by the Company or any of its Subsidiaries that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

Section 3.9 Voting. The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 3.10 SEC Reports. As of the date hereof, the Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC (collectively, the “Company SEC Reports”) since January 1, 2019. Except to the extent corrected by subsequent Company SEC Reports prior to the date hereof, such Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Law and (b) did not, at the time they were filed, or if amended or restated prior to the date hereof, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were made, not misleading in any material respect. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 3.11 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements of the Company and its consolidated Subsidiaries, for the fiscal years ended December 31, 2019 and December 31, 2020 (the latter date, the “Balance Sheet Date”) (including, in each case, any notes thereto), in each case, included in the Company SEC Reports

(i) as of their respective filing dates with the SEC (or, if such Company SEC Reports were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC (including the Securities Act and the Exchange Act);

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) Since January 1, 2019, (i) the Company has at all times maintained disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act in all material respects, (ii) such disclosure controls and procedures have been reasonably designed to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and (iii) such disclosure controls and procedures have been reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included by the Company in the Company’s periodic reports under the Exchange Act. The Company maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(c) The Company is in compliance with all current listing requirements of the New York Stock Exchange, except where the failure to be in such compliance would not have a Company Material Adverse Effect.

(d) Except as may be disclosed in the notes to the Company’s financial statements, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or any of its Subsidiaries entered into for the purpose of avoiding disclosure in the Company’s financial statements or the Company SEC Reports.

Section 3.12 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries, other than:

(a) Liabilities recorded in, reflected on or reserved in the balance sheets of the Company and its consolidated Subsidiaries (including any related notes) contained in the Company SEC Reports filed prior to the date of this Agreement;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business;

(c) Liabilities incurred in connection with the transactions contemplated by this Agreement or permitted or contemplated by this Agreement;

(d) Liabilities for performance of any obligation of the Company or any Subsidiary of the Company under any Contract to which the Company or any of its Subsidiaries is a party, including Liabilities arising from a breach thereof by the Company or such Subsidiary that would not have a Company Material Adverse Effect; and

(e) other Liabilities that would not have a Company Material Adverse Effect.

Section 3.13 Absence of Certain Changes. Since the Balance Sheet Date through the date hereof, (a) except for actions taken in response to COVID-19 Measures, the Company and each of its Subsidiaries has conducted its respective business, in all material respects, in the ordinary course and (b) there has not been any Company Material Adverse Effect.

Section 3.14 Litigation. There are no legal actions, arbitrations, litigations, suits or other civil, administrative or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of the Company Assets except for those that, if adversely determined, would have a Company Material Adverse Effect. There have been no Orders outstanding against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any Order of, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement or would have a Company Material Adverse Effect.

Section 3.15 Material Contracts. Section 3.15 of the Company Disclosure Letter sets forth a list of all of the following Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company, any of its Subsidiaries or any of their respective properties or assets are bound as of the date of this Agreement (in each case, other than any Company Benefit Plan, any Contract that is no longer in effect or has been fully performed, or any Contract between the Company and any of its Subsidiaries or between two or more Subsidiaries of the Company) (collectively, the “Material Contracts”):

(a) Contracts that are filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;

(b) Contracts containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business in any geographic area that materially limits the conduct of the Businesses, taken as a whole, as presently conducted (other than (i) any non-exclusive licenses to commercially available software, or (ii) limitations on use by the Company or its Subsidiaries of Intellectual Property that was developed for specific customers of the Company and is not used by the Company or any of its Subsidiaries other than for the customer for which it was developed, as contained in Contracts with such customers);

(c) Contracts containing a covenant limiting the freedom of the Company or any of its Subsidiaries to compete with any Person in any line of business material to the Company and its Subsidiaries, taken as a whole;

(d) Contracts under which the Company or any Subsidiary of the Company has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary of the Company) (which guarantee obligation exceeds $2,000,000, other than endorsements for the purpose of collection in the ordinary course of business);

(e) Contracts under which the Company or the applicable Subsidiary of the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $2,000,000;

(f) Contracts under which the Company or the applicable Subsidiary of the Company, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $2,000,000;

(g) Contracts that require the future acquisition from another Person (other than the Company or any of its Subsidiaries) or future disposition to another Person (other than the Company or any of its Subsidiaries) of assets or capital stock or other equity interest of another Person and other Contracts that relate to an acquisition or similar transaction with another Person (other than the Company or any of its Subsidiaries) which contain “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, after the date hereof with a value in excess of $2,000,000;

(h) Contracts with: (i) any Governmental Authority in the United States; or (ii) other Governmental Authority that are material to the Businesses, taken as a whole;

(i) the Real Property Leases that are material to the Businesses, taken as a whole;

(j) Contracts with either a Significant Customer or a Significant Supplier involving payments by or to the Company or any of its Subsidiaries in excess of $25,000,000, individually, in any of the 2018, 2019 or 2020 calendar years that may not be terminated without penalty upon thirty (30) days’ or less prior notice;

(k) Contracts (i) under which the Company or the applicable Subsidiary of the Company has granted an exclusive license to any material Owned Intellectual Property to another Person or receives an exclusive license to any material Intellectual Property from another Person; and

(l) Contracts that contain any “most favored pricing” or “most favored nation” provision in favor of the counterparty.

Each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary, except where failure to be valid and binding would not have a Company Material Adverse Effect. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in breach or default under any such Material Contract (or any other Contract that is material to the Company or any of its Subsidiaries), in each case except as would not have a Company Material Adverse Effect.    From January 1, 2019 through the date hereof, neither the Company nor any of its Subsidiaries has received notice regarding any violation or breach or default under any Material Contract, except for breaches and defaults that would not have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, from January 1, 2019 through the date hereof, no party to any Material Contract has given the Company or any of its Subsidiaries notice of its intention to (A) cancel or terminate any Material Contract, (B) change the scope of rights under any Material Contract or (C) fail to renew any Material Contract.

Section 3.16 Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists all material Company Benefit Plans.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of the following, to the extent applicable: (i) the plan document, (ii) the most recent summary plan description and (iii) any other material documents relating thereto.

(c) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with its terms and with applicable Law.

(d) No Company Benefit Plan provides material health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law, the cost of which is fully paid by such current or former employees or their dependents.

(e) Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) cause any material payment from the Company or any of its Subsidiaries to become due, or materially increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) result in the payment, accrual or increase of any material benefits under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits (including forgiveness of indebtedness) to any current or former employee or other service provider of the Company or any of its Subsidiaries.

(f) There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than as would not have a Company Material Adverse Effect.

(g) No Company Benefit Plan obligates the Company or any of its Subsidiaries to provide any gross-up for any Taxes payable by any current or former employee or service provider.

Section 3.17 Labor Relations.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries is represented by a Union, and neither the Company nor any of its Subsidiaries is party to any collective bargaining or similar agreement. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since January 1, 2019 experienced, or, to the Knowledge of the Company, has there been threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute. The Company and its Subsidiaries have performed all of their material obligations (including, consultation consent, approval and other similar processes as applicable) with respect to the transactions contemplated hereby vis-à-vis the Union as required under Law or any other relevant labor agreement.

(b) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including the Labor Standards Act and the Protection of Dispatched Workers Act of Korea, and all other applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes. To the Knowledge of the Company, there is no individual who is deemed or required to be employed or retained as an employee of the Company whether pursuant to any applicable Law relating to dispatch or temporary employees/workers or otherwise, other than as would not have a Company Material Adverse Effect.

(c) To the Knowledge of the Company, no current or former employee or other service provider to the Company or any of its Subsidiaries is in material violation of any term of any employment, engagement or other agreement involving the Company or any of its Subsidiaries.

Section 3.18 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct in all respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct in all respects would not have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid and withheld all Taxes required to be paid or withheld, including all Taxes shown to be due on all Tax Returns, except for Taxes (i) contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements contained in the Company SEC Reports or (ii) as to which the failure to pay or withhold would not have a Company Material Adverse Effect. In the last three (3) fiscal years ended December 31, 2020, no written claim has been made by a Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxes assessed by such jurisdiction.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no written request for any such waiver or extension is currently pending, except for such agreements or requests that would not have a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not have a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports, except for such deficiencies that would not have a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries has ever been a member of any affiliated, combined, consolidated or unitary group other than the group of which the Company (including any predecessor thereof) is or was the common parent for applicable Tax purposes.

(g) There is no agreement between the Company and any of its Subsidiaries, on the one hand, and any employee or other service provider, on the other hand, that will give rise to any payment that would not be deductible for U.S. federal income Tax purposes pursuant to Section 280G of the Code.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any (i) Tax indemnity agreement, (ii) Tax sharing agreement, (iii) Tax allocation agreement or (iv) “closing agreement” within the meaning of Section 7121 of the Code or similar agreement, other than, in the case of clauses (i) through (iii), any commercial agreement entered into in the ordinary course of business, the principal purpose of which is not related to Taxes.

Section 3.19 Environmental Matters. The operations of the Company and each of its Subsidiaries comply (and since January 1, 2019, have complied) with applicable Law relating to pollution, public or worker health or safety (as either relates to exposure to hazardous substances) or contamination or protection of the environment (collectively, “Environmental Law”), in each case, except as would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, and such operations are in compliance with applicable Permits, except in each case as would not have a Company Material Adverse Effect. Since January 1, 2019, none of the Company or any of its Subsidiaries has received any notice from any Person that alleges material noncompliance with, or material liability under, any Environmental Law. No Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of the Company Assets except for such Legal Actions as would not have a Company Material Adverse Effect.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a complete and accurate list (including appropriate identifying information) of all material Owned Intellectual Property that is registered, issued or the subject of a pending application for registration (excluding, for clarity, any mask works or Software) (collectively, “Registered Owned IP”). To the Knowledge of the Company, all material Registered Owned IP is subsisting, valid and enforceable. Without limiting the generality of the foregoing, no Legal Action is pending or, to the Knowledge of the Company, threatened, in which the ownership, validity or enforceability of any registrations or issuances of material Registered Owned IP is being contested or challenged, other than office actions and other ordinary course proceedings before the applicable Intellectual Property office and except for those that, if adversely determined, would not have a Company Material Adverse Effect.

(b) To the Knowledge of the Company (i) either the Company or one of its Subsidiaries owns all right, title or interest in and to the material Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) each of the Company and its Subsidiaries has a valid right to use and exploit the Licensed Intellectual Property in the manner used and exploited by it, in each case, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, except as would not have a Company Material Adverse Effect: (i) each Person who is or was involved in the creation, contribution or development of any material Owned Intellectual Property for any of the Company or its Subsidiaries has validly and irrevocably assigned to one of the Company and its Subsidiaries all such Intellectual Property and is bound by confidentiality provisions protecting such Intellectual Property, and to the extent not assignable by law, has granted a waiver of such Person’s moral rights and other non-assignable rights in and to such Intellectual Property, as applicable; and (iii) no

Governmental Authority, university, college, or other educational institution or research center has or purports to have any ownership in, or rights to, any material Owned Intellectual Property or Company Product. To the Knowledge of the Company, each of the Company and its Subsidiaries has taken reasonable steps to maintain the confidentiality of its trade secrets and other confidential information, and there has been no material unauthorized access or disclosure of the foregoing, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, none of the Company and its Subsidiaries or any Owned Intellectual Property is subject to any commitment or obligation that would require the grant of any license or right to any Person, or otherwise limit any of the Company and its Subsidiaries’ control of, any Owned Intellectual Property that has been identified or disclosed by or to any forum, consortium, patent pool, standards body or similar Person (“Standards Organization”) or any standard promulgated by any Standards Organization, except as would not have a Company Material Adverse Effect.

(c) As of the date of this Agreement, there is no Legal Action pending and, to the Knowledge of the Company no Legal Action is threatened (i) against the Company or any of its Subsidiaries alleging that the Company or such Subsidiary has infringed, misappropriated or otherwise violated any Intellectual Property of any Person, or (ii) against any Person who may be entitled, under a Contract with the Company or any of its Subsidiaries, to indemnification from the Company or any of its Subsidiaries alleging infringement, misappropriation, or other violation of Intellectual Property, in each case which, if the infringement, misappropriation, or violation is proven or established would have a Company Material Adverse Effect. For purposes of this clause “(c)”, a threat of Legal Action includes any written letter asserting infringement or threatening litigation or offering that the recipient obtain a license to any Intellectual Property, or requesting or demanding defense of, or indemnification with respect to, any Intellectual Property infringement, misappropriation, or violation claim. To the Knowledge of the Company, (i) the Company and its Subsidiaries are not infringing, misappropriating, or otherwise violating any Intellectual Property of any Person, and, since January 1, 2019, have not infringed, misappropriated, or otherwise violated any Intellectual Property of any Person; and (ii) none of the Company Products, nor the manufacture, sale, distribution, use, or importation thereof, has, since January 1, 2019, infringed, misappropriated, or violated the Intellectual Property of any other Person, in each case, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing upon or misappropriating any material Owned Intellectual Property, in each case, except as would not have a Company Material Adverse Effect.

(d) The Company and each of its Subsidiaries is and since January 1, 2019 has been in compliance with all applicable Laws regarding the collection, use and protection of personal information, except as would not have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, none of the execution, delivery, or performance of this Agreement, or the consummation of the transactions contemplated by this Agreement, shall, with or without notice or lapse of time, alter, impair or extinguish any Rights of the Company or any of its Subsidiaries under, in, or to any material Owned Intellectual Property, in each case except as would not have a Company Material Adverse Effect.

(f) This Section 3.20 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.20.

Section 3.21 Real Property.

(a) Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to all parcels of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of any Liens, except for (i) Permitted Liens and (ii) such other Liens as would not have a Company Material Adverse Effect.

(b) To the Knowledge of the Company, each of the material leases, subleases and other occupancy agreements to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (the “Real Property Leases”) is, subject to the Enforceability Exceptions, valid, binding and in full force and effect, except where the failure to be valid, binding or in full force and effect would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in all leased real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ leasehold interest in any such property is subject to any Lien, except for (i) Permitted Liens and (ii) such other Liens as would not have a Company Material Adverse Effect. As of the date of this Agreement, no breach or default on the part of the Company or any such Subsidiary of the Company exists under any Real Property Lease, except as would not have a Company Material Adverse Effect.

(c) The present use and operation of the Owned Real Property and the real property subject to the Real Property Leases (collectively, the “Company Real Property”) is authorized by, and is in full compliance with, all applicable zoning, land use, building, fire, health, labor, safety and health laws and other Laws in all material respects, in each case except where such use and operation would not reasonably be expected to have a Company Material Adverse Effect. There is no Legal Action pending or, to the Knowledge of the Company, threatened that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present ownership, use or operation of any Company Real Property. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of an outstanding violation of any applicable Law relating to any part of real property or the operation thereof or written notice of condemnation, special assessment or the like, with respect thereto.

Section 3.22 Insurance. Section 3.22 of the Company Disclosure Letter sets forth a true and correct list of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries. Since January 1, 2019, there has been no claim by the Company or any Subsidiary of the Company pending under any insurance policies which has been denied or disputed by the insurer except as would not have a Company Material Adverse Effect. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under the policy and have not received written notice that they are in default with respect to any obligations under the policy, and (b) to the Knowledge of the Company, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Since January 1, 2019, neither the Company nor any Subsidiary of the Company has received any written notice of cancellation or termination or material adjustment in the amount of premiums payable with respect to any insurance policy existing as of the date hereof that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.

Section 3.23 Permits; Compliance with Law.

(a) Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted in all material respects (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect. Except as would not have a Company Material Adverse Effect, no suspension or cancellation of any of the Company Permits is pending or threatened in writing.

(b) Except as would not have a Company Material Adverse Effect, since January 1, 2019, none of the Company and any of its Subsidiaries has been in conflict with, or in default or violation of, (i) any applicable Law, including but not limited to (a) the Private Information Act of Korea, (b) the Monopoly Regulation and Fair Trade Act of Korea, (c) any Law concerning corrupt payments, (d) any Law relating to export controls, and (e) any data protection-related, anti-corruption and fair trade-related Laws or (ii) any Company Permits, in each case, other than as would not have a Company Material Adverse Effect.

Section 3.24 Affiliated Transactions(a) . No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than any Company Benefit Plan) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.25 Opinion of Financial Advisor. J.P. Morgan Securities LLC (the “Company Financial Advisor”) has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair to the stockholders of the Company (other than Parent and Merger Sub) from a financial point of view.

Section 3.26 Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.27 State Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Company Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover,” “interested stockholder” or similar law.

Section 3.28 Customers and Suppliers.

(a) Section 3.28(a) of the Company Disclosure Letter identifies each of the ten largest customers of the Company and its Subsidiaries in financial years ended December 31, 2019 and December 31, 2020 based on amounts paid or payable (each, a “Significant Customer”). To the Knowledge of the Company, none of the Company or any of its Subsidiaries has any outstanding material dispute with any Significant Customer. As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any Significant Customer that such customer shall not continue as a customer of the Company or any of its Subsidiaries, as applicable, or that such customer intends to terminate or modify in any material respect existing Contracts with the Company or any of its Subsidiaries in a manner that is materially adverse to the Company or the applicable Subsidiary.

(b) Section 3.28(b) of the Company Disclosure Letter identifies each of the ten largest suppliers of the Company and its Subsidiaries in financial years ended December 31, 2019 and December 31, 2020 based on amounts paid or payable (each, a “Significant Supplier”). To the Knowledge of the Company, none of the Company nor any of its Subsidiaries has any outstanding material dispute with any Significant Supplier. As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Company or any of its Subsidiaries, as applicable, or that such supplier intends to terminate or modify in any material respect existing Contracts with the Company or any of its Subsidiaries in a manner that is materially adverse to the Company or the applicable Subsidiary.

(c) Each Contract with a Significant Customer and a Significant Supplier is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary, except where failure to be valid and binding would not have a Company Material Adverse Effect. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in material breach or default under any such Contract with a Significant Customer or Significant Supplier, in each case except as would not have a Company Material Adverse Effect.

Section 3.29 Products. No customer or other Person has asserted or, to the Knowledge of the Company, threatened in writing to assert, since January 1, 2019, any material claim against the Company or any of its Subsidiaries under or based upon any warranty relating to any Company Product which, if adversely determined would, in the aggregate with all other such claims by any Person, exceed the reserve, if any, for such claims reflected on the most recent financial statements contained in the Company SEC Reports. To the Knowledge of the Company, no event has occurred that would reasonably be expected, with or without notice or lapse of time, directly or indirectly give rise to the assertion of any such material claim.

Section 3.30 Inventories; Equipment.

(a) All inventories of the Company and its Subsidiaries as of the Balance Sheet Date are of such quality and quantity as to be usable and saleable by the Company and its Subsidiaries in the ordinary course of business, except for those that have been written down by establishing reserves under GAAP or as would not have a Company Material Adverse Effect.

(b) All material items of equipment and other tangible assets owned by, or leased to, the Company and its Subsidiaries are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), and are adequate for the conduct of the Businesses in the manner in which such Businesses are currently being conducted, in each case, except as would not have a Company Material Adverse Effect.

Section 3.31 Activities in the United States.

(a) The Company and its Subsidiaries that are located in the United States do not (i) produce, design, test, manufacture, fabricate or develop one or more critical technologies, as defined at 31 C.F.R. § 800.215, (ii) perform the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure, as defined at 31 C.F.R. § 800.212, or (iii) maintain or collect, directly or indirectly, U.S. citizens’ sensitive personal data, as defined at 31 C.F.R. § 800.241.

(b) The Company and its Subsidiaries that are located in the United States do not own any Intellectual Property associated with the manufacture of any hardware, software, materials, or technology by the Company’s Subsidiaries.

(c) The Company and its Subsidiaries do not produce, design, test, manufacture, fabricate, or develop any hardware, software, materials, or technology in the United States.

(d) The Company and its Subsidiaries do not have any real estate or office in the United States.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization and Power. Parent is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is duly organized, validly existing and in good standing under the Law of the State of Delaware. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except as would not have a Parent Material Adverse Effect.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub at a meeting duly called and held have (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) determined that it is in the best interests of Parent and the stockholders of Parent or Merger Sub and the stockholder of Merger Sub, as applicable, that Parent or Merger Sub, respectively, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement, by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, subject to the Enforceability Exceptions. No vote or consent of the stockholders of Parent is required by applicable Law, or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

Section 4.3 Governmental Authorizations. Assuming that the representations and warranties of the Company contained in Section 3.6 are true and correct, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act;

(c) any Governmental Authorization (i) required in order to comply with any Competition Law, including the Required Competition Approval or (ii) requested by any Requesting Authority (it being understood that, for purposes of this Section 4.3, “requested” includes circumstances in which any Requesting Authority asserts or attempts to assert jurisdiction); and

(d) where the failure to obtain such Governmental Authorization would not have a Parent Material Adverse Effect.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”); or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts other than, in the case of clauses (b), (c) and (d) as, if not obtained, would not have a Parent Material Adverse Effect.

Section 4.5 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent or an Affiliate of Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub has no Subsidiaries.

(c) None of Parent, Merger Sub or their respective Affiliates (i) own, or will prior to the Closing Date own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock, (ii) holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement, (iii) is, was at any time, or became, alone or together with any other Person, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, (iv) has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Merger or any transactions contemplated hereby, or (v) is party to any agreement, arrangement or understanding that would be required to be disclosed under Item 1005(e) of Regulation M-A under the Exchange Act.

Section 4.6 Financing.

(a) Parent has delivered to the Company (x) a true and complete copy of the executed Equity Commitment Letter, pursuant to which the Sponsor has committed to provide Parent with equity financing in the amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Equity Financing”), and to which the Company is a party and pursuant to which the Company can cause Parent to draw down the full proceeds of the Equity Financing and (y) true and complete copies of executed equity commitment letters pursuant to which the direct or indirect investors in Sponsor (such Persons, in such capacity, collectively, the “Investors”) have committed to provide Sponsor, directly or indirectly, with equity financing in the amount set forth therein (each an “Investor Commitment Letter” and collectively the “Investor Commitment Letters”). As of the date hereof, each of the Investor Commitment Letters and the Equity Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification to such Investor Commitment Letter or the Equity Commitment Letter is contemplated. The Equity Commitment Letter and each Investor Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and the other parties thereto (in the case of the Equity Commitment Letter) and Sponsor and the other parties thereto (in the case of each Investor Commitment Letter), and is enforceable against Parent and the other parties thereto (in the case of the Equity Commitment Letter) and Sponsor and the other parties thereto (in the case of each Investor Commitment Letter), in each case, except as may be limited by the Enforceability Exceptions. There are no other agreements, side letters or arrangements relating to the Equity Commitment Letter or the Equity Financing. As of the date hereof, Parent is not aware of any misrepresentation in any Investor Commitment Letter or the Equity Commitment Letter. The Equity Commitment Letter and the Investor Commitment Letters constitute the entire and complete agreement between the parties thereto with respect to the Equity Financing. Each of Sponsor and Parent is not in default or breach of any of the terms or conditions set forth in the Investor Commitment Letters or the Equity Commitment Letter and, as of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default, breach or failure to satisfy any condition precedent set forth therein. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter, and no Person has any right to impose, and none of the Investors, Sponsor or Parent has any obligation to accept, any condition precedent to such funding other than the conditions expressly set forth in the Equity Commitment Letter and Investor Commitment Letters nor any reduction to the aggregate amount available under the Equity Commitment Letter on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Equity Commitment Letter on the Closing Date). As of the date hereof, neither Parent nor Merger Sub is aware of any fact or occurrence that, with or without notice, lapse of time or both, could reasonably be expected to (i) make any of the assumptions or any of the statements set forth in the Investor Commitment Letters or the Equity Commitment Letter inaccurate, (ii) result in any of the terms or conditions in the Investor Commitment Letters or Equity Commitment Letter not being satisfied, (iii) cause the Investor Commitment Letters or the Equity Commitment Letter to be ineffective or (iv) otherwise result in the Equity Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date hereof, none of the Investors or the Sponsor has notified Sponsor, Parent or Merger Sub of its intention to terminate any Investor Commitment Letter or the Equity Commitment Letter or to not provide its portion of the Equity Financing.

(b) Parent’s and Merger Sub’s obligations under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Merger and the other transactions contemplated by this Agreement.

(c) The net proceeds from the Equity Financing, in addition to the proceeds of any U.S. dollar debt financing actually received by Parent prior to the Closing Date, will be sufficient to pay in cash all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, including the aggregate Merger Consideration on the terms and conditions contained in this Agreement, plus Parent’s and Merger Sub’s costs and expenses , and there is not, nor will there be, any restriction on the use of such proceeds for such purposes.

(d) Neither Parent, Merger Sub nor any of their Affiliates has (i) retained any financial advisor other than BMO Capital Markets Corp. on a basis exclusive to Parent and/or Merger Sub and/or any such Affiliate or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that would prevent or hinder such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Takeover Proposal), in each case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this Agreement. None of Parent, Merger Sub or any of their Affiliates has caused or induced any Person to take any action that, if taken by Parent and/or Merger Sub, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.6.

Section 4.7 Standby Letter of Credit.

Prior to or concurrently with the execution of this Agreement, Parent has, or has caused to be, delivered to the Company the Standby Letter of Credit. To the Knowledge of Parent, the Standby Letter of Credit is a legal, valid and binding obligation of the Issuing Bank, and in full force and effect, except as may be limited by the Enforceability Exceptions. Except as expressly set forth in the Standby Letter of Credit, there are no conditions precedent to the obligations of the Issuing Bank to provide funds under the Standby Letter of Credit or any contingencies that would or would reasonably be expected to reduce the total amount available to be drawn under the Standby Letter of Credit. On or prior to the date of issuance of the Standby Letter of Credit, Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Standby Letter of Credit (or any financing facility or reimbursement agreement under which the Standby Letter of Credit has been issued) by such date and, thereafter, shall timely pay in full any such amounts due on or before the Closing Date.

Section 4.8 Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the payment of the aggregate Merger Consideration, and any other fees and expenses of or payable by Parent or Merger Sub in connection with the transactions contemplated by this Agreement) and assuming the accuracy in all material respects of the representations and warranties contained in Article III, the Surviving Corporation will be Solvent as of the Effective Time, as of the Closing Date and immediately after the Effective Time. For purposes of this Agreement, “Solvent” means that, with respect to any Person, as of any date of determination (in each case of the following, on a consolidated basis with its Subsidiaries), (a) the amount by which the “fair saleable value” of the assets of such person will, as of such date, exceed the sum of (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

Section 4.9 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. Neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 4.10 No Regulatory Impediment. As of the date of this Agreement, Parent is not aware of any fact relating to its or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the Parties to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement.

Section 4.11 Absence of Arrangements with Management and Principal Stockholders.

(a) Other than this Agreement, as of the date hereof, there are no Contracts between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

(b) Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations, understandings or similar Contracts between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any of the Principal Stockholders or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 4.12 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub.

Section 4.13 Non-Reliance on Estimates, Projections, etc.; Independent Investigation. In connection with the due diligence investigation of the Company and its Subsidiaries by Parent and Merger Sub, Parent and Merger Sub (and their Representatives) have received and may continue to receive from the Company and its Subsidiaries and their Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any Subsidiary of the Company, or any of their respective shareholders or Representatives, or any other person, with respect thereto. In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub have each relied solely upon its own investigation and analysis, and Parent and Merger Sub acknowledge and agree that (a) except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter and the Company SEC Reports), none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives makes or has made, and neither Parent nor Merger Sub is relying upon, any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by or on behalf of the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders, controlling persons or Representatives and (b) to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, at law or in equity, under any Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or Merger Sub, their respective Affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in this Agreement. Nothing in this Agreement shall limit Parent’s remedies in the case of intentional fraud to the extent arising out of the making of the representations and warranties of the Company contained in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except (i) as contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Letter, (iii) to comply with any COVID-19 Measures, (iv) as required by applicable Law or policy or guidance from a Governmental Authority, (v) for any action (including cessation of activities) taken by the Company or any of its Subsidiaries that the Company or such Subsidiary, after reasonable consultation with Parent, reasonably believes is required in order to protect the health, safety and welfare of the officers and employees of any of the Businesses and all other individuals having business dealings with any of the Businesses, or (vi) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its operations only in the ordinary course of business. Without limiting the generality of the foregoing, and except (i) as otherwise contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Letter, (iii) to comply with any COVID-19 Measures, (iv) as otherwise required by applicable Law or policy or guidance from a Governmental Authority, (v) for any action (including cessation of activities) taken by the Company or any of its Subsidiaries, after reasonable consultation with Parent, that the Company or such Subsidiary reasonably believes is required in order to protect the health, safety and welfare of the officers and employees of any of the Businesses and all other individuals having business dealings with any of the Businesses, or (vi) with the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions:

(a) Organizational Documents. Amend any of the Company Organizational Documents, other than immaterial amendments to the Company Organization Documents of a Subsidiary of the Company;

(b) Dividends. Make, declare, set aside or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly-owned Subsidiaries of the Company;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock (other than annual grants in the ordinary course of business (as described in Section 5.1 of the Company Disclosure Letter) to management, employees or otherwise in the ordinary course of business or in connection with the Company ESPP) or (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (A) the exercise of Company Options, (B) the vesting or settlement of Company RSUs or Company PSUs, and (C) the conversion of convertible securities or exchange of exchangeable securities, in each case outstanding as of the date of this Agreement).

(d) Compensation and Benefits. (i) Increase the annual compensation or annual benefits payable or to become payable to any of its directors, executive officers or other employees, other than (x) increases in salary, bonus targets, hourly wage rates and benefits of employees (other than directors and executive officers)

in the ordinary course of business and (y) increases in annual compensation or annual benefits (other than to directors or executive officers) not in excess of $1,000,000 in the aggregate to retain certain employees consistent with past practice, (ii) grant to any current or former director, executive officer or other employee, any increase in severance, change in control or retention pay, (iii) establish, adopt, enter into, materially amend, renew or terminate any material Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a material Company Benefit Plan, (iv) hire or engage any executive officer or employee with annual compensation in excess of $150,000, or (v) accelerate the vesting of any Company Option, Company RSU or Company PSU, except, in the case of each of clauses (i), (ii), (iii) and (v), (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan or other agreement in effect on the date of this Agreement, or (B) in conjunction with new hires, promotions or other changes in job status (and, in the case of clause “(B),” only in the ordinary course of business);

(e) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction (i) which is between the Company and any of its Subsidiaries or between any such Subsidiaries of the Company, (ii) for which the consideration paid (including assumed indebtedness for borrowed money) does not exceed $1,000,000 individually or $5,000,000 in the aggregate with all such acquisitions or (iii) pursuant to any Contract existing and in effect as of the date hereof and as set forth in Section 5.1(e) of the Company Disclosure Letter;

(f) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any material Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) the abandonment, lapse or other disposition of any Intellectual Property rights in the ordinary course of business, (iv) other dispositions in the ordinary course of business, (v) any Permitted Liens or (vi) pursuant to any Contract existing and in effect as of the date hereof as set forth in Section 5.1(f) of the Company Disclosure Letter;

(g) Indebtedness; Guarantees. Incur, create, assume or guarantee any new indebtedness, other than performance bonds, letters of credit or hedging arrangements entered into in the ordinary course of business (except as between the Company and any of its Subsidiaries or between two or more of its Subsidiaries);

(h) Accounting. Make any change in any material respect to its accounting policies or procedures, other than as required by GAAP or applicable Law;

(i) Legal Actions. (i) Waive, release, assign, settle or compromise any Legal Actions, other than (A) in the ordinary course of business, (B) if the loss resulting from such waiver, release, assignment settlement or compromise is reimbursed to the Company or any of its Subsidiaries by an insurance policy after the payment of any related deductibles or fees, or (C) any waiver, release, assignment, settlement or compromise that results or would result only in the payment of money and, in such case, in a payment by the Company or any of its Subsidiaries not in excess of $250,000 individually or $1,000,000 in the aggregate, or (ii) commence any Legal Action against any other Person, other than routine collection actions in the ordinary course of business or in connection with the transactions contemplated by this Agreement;

(j) Taxes. Make, revoke or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any material Tax Returns or settle any material Tax claim;

(k) Outbound Loans; Etc. Make or forgive any loans, advances or capital contributions to any Person, other than loans or advances to employees (excluding officers) not in excess of $500,000 in the aggregate for all such loans or advances;

(l) Contracts. (i) Materially amend or prematurely terminate any Material Contract, (ii) enter into any Contract that would, if entered into prior to the date hereof, constitute a Material Contract or (iii) waive, release or assign any material rights or claims under any Contract, other than, in each case, in the ordinary course of business;

(m) Liquidation. Adopt a plan of, or otherwise effect, a liquidation, dissolution, merger, consolidation, share exchange, business combination, plan or scheme of arrangement, amalgamation, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction or other reorganization;

(n) Subsidiaries and New Lines of Business. Form any Subsidiary or engage in a new line of business or terminate any existing line of business or product line;

(o) Capital Expenditures. Make any capital expenditures in amounts in excess of, or otherwise inconsistent with, the capital expenditure plan attached as Section 5.1(o) to the Company Disclosure Letter, other than capital (or similar) expenditures not in excess of $1,000,000 in the aggregate; or

(p) Related Actions. Agree in writing to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Section 5.1, in no event shall this Section 5.1 be deemed or interpreted to require the Company to (i) maintain a certain number of customers or level of customer orders, or prevent the loss of customers or reduced orders from customers, or (ii) maintain a certain number of employees, prevent strikes, pickets, work stoppages, work slowdowns or other organized labor disputes, or negotiate, amend or enter into any labor or collective bargaining agreement or other Contract with any Union. Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company or any of its

Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries. If the Company or a Subsidiary of the Company desires to take an action which would be prohibited pursuant to this Section 5.1 without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail to all of the individuals set forth in Section 5.1 of the Parent Disclosure Letter. Any of the individuals set forth in Section 5.1 of the Parent Disclosure Letter may grant consent on behalf of Parent to the taking of any action which would otherwise be prohibited pursuant to this Section 5.1 by e-mail or such other notice that complies with the provisions of Section 8.6.

At the request of Parent, the Company shall cause the actions described in Section 5.1(T) of the Company Disclosure Letter to be taken immediately prior to (but contingent upon) the Closing.

Section 5.2 Access to Information; Confidentiality.

(a) From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall, and shall cause its Subsidiaries, to (i) provide to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to the officers, employees, properties, assets, books and records and, use commercially reasonable efforts to cause, accountants (subject to prior execution of customary access and non-reliance letters if required by such accountants) of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request; provided, that any such access shall be conducted at Parent’s expense and under the supervision of appropriate personnel of the Company or its applicable Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to provide such access if it reasonably determines that such access may unreasonably disrupt, impair or interfere with the business or operations of the Company or any of its Subsidiaries. Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent (A) such disclosure would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege held by the Company or any of its Subsidiaries, (B) such disclosure would violate any applicable Law or any confidentiality obligation of such party, or (C) such information relates to the negotiation and execution of this Agreement, is reasonably pertinent to any adverse Legal Action between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, or relates to, subject to Section 5.3, a Takeover Proposal; provided, further, that information regarding Legal Actions shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent to the extent that the Company determines limiting disclosure in such manner would be reasonably required for the purpose of complying with applicable Law.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under each of the Confidentiality Agreements with respect to the information disclosed under this Section 5.2, except that, notwithstanding anything to the contrary in the Confidentiality Agreements, prior to the termination of this Agreement pursuant to Article VII (and only if this Agreement is not so terminated): (i) other than sources of equity or debt financing previously agreed to by the Company, any actual or potential sources of equity or debt financing of Wise Road Capital LTD. shall not be considered Representatives (as defined in the Confidentiality Agreement) unless consented to in writing by the Company, which consent shall not be unreasonably withheld, conditioned or delayed, (ii) the first sentence of paragraph 3 of the Confidentiality Agreement shall not apply to any such actual or potential sources of equity or debt financing that is a Representative (as defined in the Confidentiality Agreement), and the third sentence of paragraph 3 of the Confidentiality Agreement shall not prohibit the establishment of customary “trees” dedicated to Parent and Parent’s Affiliates at such potential sources of debt financing and (iii) the first sentence of paragraph 4 of the Confidentiality Agreement shall not apply from and after the date hereof, subject to Section 5.2(a).

(c) Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company, which may be withheld or conditioned in its sole discretion.

(d) Parent hereby agrees that, except (i) as contemplated by this Agreement or (ii) for communications consistent with communications plans pre-approved by the Company, it is not authorized to and shall not (and shall not permit any of its Representatives or Affiliates to) contact any employee, landlord, customer, supplier or other material business relation of the Company or its Subsidiaries in respect of or related to the transactions contemplated by this Agreement before the Closing without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), following which the Company and its Subsidiaries shall take all actions reasonably necessary to facilitate any such contacts. In the event that such contact with an employee, landlord, customer, supplier or other material business relation of the Company or its Subsidiaries is approved by the Company, the Company shall be given the reasonable opportunity to participate in discussions and meetings with, and copied on all correspondence of, Parent, its Affiliates or Representatives, on the one hand, and any such approved employee, landlord, customer, supplier or other material business relation, on the other hand, prior to Closing.

Section 5.3 No Solicitation.

(a) Subject to the provisions of this Section 5.3, from the date hereof until the termination of this Agreement pursuant to Article VII, the Company shall not, and the Company shall cause each of its Subsidiaries (and the representatives of its and their respective financial advisors set forth on Section 5.3 of the Company Disclosure Letter ) not to, and the Company shall use its reasonable best efforts to cause its and its Subsidiaries’ respective other Representatives not to, (i) solicit, initiate, facilitate or knowingly encourage or induce any inquiries regarding, or the making, submission or announcement of, any proposal or offer that constitutes a Takeover Proposal, (ii) enter into or participate in any discussions or negotiations with any Person with respect to a Takeover Proposal (other than to state that the Company is not permitted to have discussions or negotiations), (iii) execute or enter into any Contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (any definitive written agreement providing for the consummation of the transaction contemplated by a Takeover Proposal, an “Alternative Acquisition Agreement”), (iv) furnish or otherwise provide access to any non-public information regarding the Company or any of its Subsidiaries to any Person with respect to any actual or contemplated Takeover Proposal or (v) approve, endorse or recommend any Takeover Proposal.

(b) Notwithstanding Section 5.3(a), if, after the date hereof, the Company receives a bona fide, unsolicited, written Takeover Proposal that has not been withdrawn and that did not result directly or indirectly from a material breach of any of the provisions of this Agreement, then, prior to the adoption of this Agreement by the Requisite Company Vote, (i) the Company Board (or any committee thereof), the Company and its Representatives shall be permitted to inform the Person making such Takeover Proposal of the existence of the provisions in this Section 5.3, and (ii) if (A) the Company Board determines in good faith after consultation with its outside legal and financial advisors that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (B) the Company Board determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to take the following action would reasonably be expected to be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law, and (C) at least 24 hours prior to furnishing any non-public information pursuant to clause “(x)” below to, or entering into discussions or negotiations pursuant to clause “(y)” below with, such Person, the Company (1) gives Parent written notice of the identity of such Person (to the extent not restricted by the terms of any confidentiality agreement in existence on the date hereof) and of the Company’s intention to furnish non-public information to, or enter into discussions or negotiations with, such Person, and (2) receives from such Person, and delivers to Parent a copy of, an Acceptable Confidentiality Agreement, then the Company, the Company Board (or any committee thereof) or their Representatives may (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause “(x)” has previously been provided to Parent or is provided to Parent immediately following the time it is provided to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal (it being understood, however, that notwithstanding anything to the contrary contained in this Section 5.3 or elsewhere in this Agreement, the Company shall not, and the Company shall cause each of its Subsidiaries (and the representatives of its and their respective financial advisors set forth on Section 5.3 of the Company Disclosure Letter) not to, and the Company shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, take any action otherwise permitted by clause “(x)” or “(y)” of this sentence (and no Takeover Proposal shall be (or shall be deemed to be) a Superior Proposal for any purpose under this Agreement) unless and until (aa) the Person (or group of Persons) making the applicable Takeover Proposal has permitted the Company (without liability) to provide Parent with the identity of such Person (or group of Persons), the material terms and conditions of such Takeover Proposal (and any modification or proposed modification thereto) and any documentation relating thereto and (bb) the Company has provided such information and documentation to Parent). The Company: (i) agrees not to release or permit the release of any Person from, or to amend, waive or permit the amendment or waiver of any provision of, any confidentiality or similar agreement or provision to which the Company or any of its Subsidiaries is or becomes a party or under which the Company or any of its Subsidiaries has any rights; and (ii) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision at the request of Parent. Notwithstanding anything to the contrary in this Agreement, the Company Board may modify, waive, amend or release any existing standstill obligations owed by any Person to the extent such standstill obligations would prohibit such Person from making a Takeover Proposal privately to the Company Board in order to permit such Person to make a Takeover Proposal privately to the Company Board, if the Company Board determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article VII, the Company shall advise Parent orally and in writing of (i) the receipt of any Takeover Proposal or any request for non-public information relating to the Company or any of its Subsidiaries, specifying the material terms and conditions thereof and the identity of the party making such Takeover Proposal or request (to the extent not restricted by the terms of any confidentiality agreement in existence on the date hereof), and (ii) any material modifications to the financial or other material terms and conditions of such Takeover Proposal, in each case within 24 hours after the Company’s receipt thereof and, if available, providing Parent with copies of any written documentation from such Person or any of such Person’s Representatives setting forth the terms and conditions of, or otherwise relating to, such Takeover Proposal or request (in each case, which may be redacted for the identity of the Person or group of Persons making such Takeover Proposal or request to the extent restricted by the terms of any confidentiality agreement in existence on the date hereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, with respect to the status of any such Takeover Proposal or request and any modification or proposed modification thereto, and shall, within 24 hours after transmittal or receipt of any material correspondence or communication involving the Company and any of its Subsidiaries or any of their respective Representatives, on the one hand, and the Person that made or submitted such Takeover Proposal or request, on the other hand, provide Parent with a copy thereof (which may be redacted for the identity of the Person or group of Persons making such modification or proposed modification to the extent restricted by the terms of any confidentiality agreement in existence on the date hereof).

(d) Except as set forth in Section 5.3(e) and Section 5.3(f), neither the Company Board nor any committee thereof shall (i) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent, (ii) approve, endorse, accept, adopt or recommend, or declare the advisability of, a Takeover Proposal or (iii) agree or publicly propose to take any of the foregoing actions (any action described in clauses (i), (ii) or (iii), a “Company Board Recommendation Change”); provided, that, for the avoidance of doubt, (x) any determination or action by the Company or the Company Board (or any committee thereof) to the extent expressly permitted by, and in accordance with the terms of, Section 5.3(a), Section 5.3(e), Section 5.3(f) or Section 5.3(g) shall not be, and shall not be deemed to be, in and of itself, a breach or violation of this Section 5.3(d) and (y) none of (1) the determination by the Company Board (or any committee thereof) that a Takeover Proposal constitutes a Superior Proposal in accordance with the terms of Section 5.3(e); or (2) the delivery by the Company to Parent of any notice expressly contemplated by Section 5.3(c), Section 5.3(e) or Section 5.3(f) will in and of itself constitute a Company Board Recommendation Change.

(e) Notwithstanding anything to the contrary set forth in this Agreement, at any time before obtaining the Requisite Company Vote, the Company Board may, in response to an unsolicited, bona fide, written Superior Proposal received by the Company Board after the date of this Agreement that did not result directly or indirectly from a material breach of any of the provisions of this Agreement, (x) effect a Company Board Recommendation Change with respect to such Superior Proposal, or (y) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement, in each case, but only if:

(i) the Company Board determines in good faith, following consultation with its outside legal counsel and financial advisor, that the applicable Takeover Proposal constitutes a Superior Proposal and that its failure to effect a Company Board Recommendation Change or to authorize the Company to terminate this Agreement to enter into the applicable Alternative Acquisition Agreement would be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”), which notice shall state (A) that the Company has received a Superior Proposal; (B) to the extent not previously provided to Parent pursuant to Section 5.3(c), the material terms and conditions of such Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal (to the extent not restricted by the terms of any confidentiality agreement in existence on the date hereof) and a copy of the Alternative Acquisition Agreement and all Contracts and other material documents relating to such Superior Proposal (in each case, which may be redacted for the identity of the Person or group of Persons making such Superior Proposal to the extent restricted by the terms of any confidentiality agreement in existence on the date hereof); and (C) that the Company Board intends to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e) absent revisions to the terms and conditions of this Agreement;

(iii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) any proposed modifications to the terms and conditions of this Agreement (together with any corollary adjustments to the terms and conditions of the Equity Commitment Letter, the Standby Letter of Credit and/or other documents contemplated by this Agreement) proposed by Parent or its Representatives; provided, however, that, in the event of any revisions to the financial terms or any other material term or condition of such Superior Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e) with respect to such new written notice (except that the Notice Period in respect of such new written notice shall be two Business Days); and

(iv) at the time such Company Board Recommendation Change is effected, or at the time this Agreement is terminated to enter into such Alternative Acquisition Agreement, the Company Board determines in good faith, following consultation with its outside legal counsel and financial advisor, that the applicable Takeover Proposal continues to constitute a Superior Proposal and that its failure to effect a Company Board Recommendation Change or to authorize the Company to terminate this Agreement to enter into the applicable Alternative Acquisition Agreement would continue to be inconsistent with its fiduciary duties under applicable Law (after taking into account any changes to the terms of this Agreement, the Equity Commitment Letter, the Standby Letter of Credit and/or any other documents contemplated by this Agreement as a result of the negotiations required by Section 5.3(e)(iii).

(f) Notwithstanding anything to the contrary set forth in this Agreement, at any time before obtaining the Requisite Company Vote, the Company Board may effect a Company Board Recommendation Change in response to any material change, event, effect, occurrence, development, fact or circumstance in respect of the Company or any of its Subsidiaries that arises after the date hereof and that was not known or reasonably foreseeable to the Company Board prior to the date of this Agreement (other than (w) any change, event, effect, occurrence, development, fact or circumstance resulting from a breach of this Agreement by the Company, any of its Subsidiaries or any of their respective Representatives, (x) any Takeover Proposal, or (y) the fact that the Company or any of its Subsidiaries exceeds any internal or published projections, estimates or expectations of revenue, earnings or other financial performance or results of operations in any period (however, the underlying reasons for such events may constitute an Intervening Event)) (an “Intervening Event”), but only if:

(i) the Company Board determines in good faith, following consultation with its outside legal counsel and financial advisor, that the applicable change, event, effect, occurrence, development, fact or circumstance constitutes an Intervening Event and that its failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company has provided prior written notice to Parent at least four Business Days in advance to the effect that the Company Board has (A) so determined; and (B) intends to effect a Company Board Recommendation Change pursuant to this Section 5.3(f), which notice will specify and describe the applicable Intervening Event in reasonable detail; and

(iii) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four Business Day period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) any proposed modifications to the terms and conditions of this Agreement (together with any corollary adjustments to the terms and conditions of the Equity Commitment Letter, the Standby Letter of Credit and/or any other documents contemplated by this Agreement) proposed by Parent or its Representatives; provided, however, that, in the event of changes in the changes, events, effects, occurrences, developments, facts or circumstances giving rise to such Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(f)(iii) with respect to such new written notice.

(g) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law or the applicable rules of the Applicable Exchange; provided that any such disclosure does not contain an express Company Board Recommendation Change. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board that only describes the Company’s receipt of a Takeover Proposal, the identity of the Person making such Takeover Proposal, the material terms of such Takeover Proposal and the operation of this Agreement with respect thereto will not be deemed to be a Company Board Recommendation Change.

(h) The Company shall, and shall cause its Subsidiaries (and the representatives of its and their respective financial advisors set forth on Section 5.3 of the Company Disclosure Letter) to, and shall use its reasonable best efforts to cause its and their respective other Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Person relating to any Takeover Proposal. Promptly after the date of this Agreement, the Company shall request each Person that has executed a confidentiality or similar agreement within 12 months prior to the date of this Agreement in connection with such Person’s consideration of a possible Takeover Proposal or investment in the Company or any of its Subsidiaries to return or destroy all confidential information previously furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(i) The Company acknowledges and agrees that any action taken by any Representative of the Company or any of its Subsidiaries acting at the direction of the Company or any of its Subsidiaries which, if taken by the Company, would constitute a breach of any provision set forth in this Section 5.3 shall be deemed to constitute a breach of this Section 5.3 by the Company.

Section 5.4 Company Proxy Statement.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare a draft of the Company Proxy Statement. Parent shall provide the Company with any information that may be requested by the Company to the extent it is required in connection with the preparation and filing of the Company Proxy Statement and any updates to such information, as appropriate. The Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC.

(b) The Company agrees that none of the information included or incorporated by reference in the Company Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of any amendment or supplement thereof or at the time of the Company Stockholders Meeting (or any postponement or adjournment thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(c) Parent and Merger Sub hereby agree that none of the information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement shall, at the date it is first mailed to the stockholders of the Company or at the time of any amendment or supplement thereof or at the time of the Company Stockholders Meeting (or any postponement or adjournment thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(d) The Company shall use its reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as reasonably practicable after receipt of any such comments or requests, (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable following the date of this Agreement and (iii) cause the Company Proxy Statement to comply with all applicable forms, rules and regulations of the SEC and all other applicable Laws. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Company Proxy Statement. Before responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(e) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has effected a Company Board Recommendation Change in accordance with this Agreement.

(f) If, at any time prior to the Company Stockholders Meeting, any information relating to Parent, Merger Sub or the Company or any of their respective Affiliates is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Company Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering this information shall, as promptly as practical (and in any event within twenty-four (24) hours), notify the other Parties and, to the extent required by Law, Parent and the Company shall cause an appropriate amendment or supplement describing this information, as promptly as practicable, to be filed with the SEC and, to the extent required by Law or the SEC, disseminated to stockholders of the Company.

Section 5.5 Company Stockholders Meeting. Subject to Section 5.4 and notwithstanding a Company Board Recommendation Change, following the clearance of the Company Proxy Statement by the SEC, the Company shall call and hold the Company Stockholders Meeting as promptly as reasonably practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote. Subject to Section 5.3 and to the extent there has not been a Company Board Recommendation Change, the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement. The Company may only postpone, recess or adjourn the Company Stockholders Meeting: (a) with the consent of Parent, (b) for the absence of a quorum, (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting, (d) to allow additional solicitation of votes in order to obtain the Requisite Company Vote, or (e) if the Company has provided a written notice to Parent pursuant to Section 5.3(e)(ii) or Section 5.3(f)(ii) and the latest deadline contemplated by Section 5.3(e) or Section 5.3(f), respectively, with respect to such notice, has not been reached. Notwithstanding the foregoing in this Section 5.5, solely in the event Parent determines in good faith after consultation with the Company that the Company would not reasonably be expected to receive votes representing the Requisite Company Vote, then upon the written request of Parent, the Company shall adjourn the Company Stockholders Meeting in order to solicit additional votes in favor of the adoption of this Agreement; provided, that Parent shall only be entitled to request such an adjournment twice and, in any event, for no more than ten (10) days in the aggregate and for no date that would result in the Company Stockholders Meeting being held on or after the Termination Date.

Section 5.6 Employees; Benefit Plans.

(a) For the period of time set forth in Section 5.6 of the Parent Disclosure Letter (the “Continuation Period”), Parent shall not, and shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates not to, (i) terminate the engagement or employment of any individual who, immediately prior to the Effective Time, is an employee of the Company or any of its Subsidiaries, including each individual on a Permitted Leave immediately prior to the Effective Time (each, an “Employee”), or take any adverse measures against any such Employee, including termination, suspension or demotion, in each case, other than for just cause as permitted under the Labor Standards Act of Korea (it being understood that Parent shall not, and shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates not to, engage in compulsory layoffs, restructurings or early retirement of Employees for such period); (ii) modify any terms of contract, engagement or employment existing as of the Closing Date in a manner adverse to the interests of any Employees, other than for just cause as permitted under the Labor Standards Act of Korea; (iii) shut-down or close any factory or facility in which the Employees provide services or (iv) transfer the employment of any Employee to any Affiliate of Parent without such Employee’s consent.

(b) For the Continuation Period, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, provide to each Employee (i) no less than the salary or hourly wage rate provided to such Employee immediately prior to the Effective Time, (ii) no less than the short-term (annual or more frequent) bonus or commission opportunity provided to such Employee immediately prior to the Effective Time and (iii) other compensation and benefits (excluding equity and equity-based awards which will remain discretionary) that are no less favorable in the aggregate, determined on an individual basis, than those provided to such Employee under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company and its Subsidiaries in effect immediately prior to the Effective Time. Notwithstanding anything to the contrary set forth in this Agreement, after the Effective Time, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee for any lawful reason.

(c) During the Continuation Period, Parent shall, or shall cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, honor all Company Benefit Plans (including, without limitation, all severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program, policy, agreement or arrangement in accordance with the terms and conditions thereof, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law.

(d) For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective Affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), each Employee shall receive full credit for the years of service credited to the Employee under the Company Benefit Plans by the Company and its Subsidiaries before the Effective Time (including credit with predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent that such Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits and not for purposes of benefit accruals under any defined benefit pension plan or similar plan). In addition, where applicable, and without limiting the generality of the foregoing: (i) at the Effective Time, each Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent that such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Employee was entitled to participate immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iii) Parent shall cause all eligible expenses incurred by each Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) Nothing in this Section 5.6, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.6. No provision of this Section 5.6 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates.

Section 5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plan (the “Indemnified Parties”) as provided in the Company Organizational Documents (as in effect as of the date hereof) or in any written indemnification agreements (in effect as of the date hereof) between an Indemnified Party and the Company or one of its Subsidiaries, to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any such agreement with an Indemnified Party in effect on the date of this Agreement.

(b) Parent shall cause the Surviving Corporation to indemnify and hold harmless all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, or fiduciaries of the Company Benefit Plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent shall cause the Surviving Corporation to advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to the Surviving Corporation’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) Parent shall cause the Surviving Corporation to cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither of Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action or such Indemnified Party otherwise consents in writing.

(c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium less than or equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.7(b), before the Effective Time, the Company shall be entitled to purchase (for no more than the Maximum Premium) a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.7(b) and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 5.7(b) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six years following the Effective Time.

(d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

Section 5.8 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the Parties shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. The terms of this Section 5.8 shall not limit the rights of the Company set forth in Section 5.3.

Section 5.9 Consents; Filings; Further Action.

(a) Subject to the terms and conditions of this Agreement (including Section 5.9(c), Section 5.9(d) and Section 5.9(f)) and in accordance with applicable Law, each of Parent and the Company shall, and Parent shall cause each of its Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the transactions contemplated by this Agreement, including the Required Competition Approval, (ii) make any other submissions either required or deemed appropriate by both Parent and the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, any Competition Law, the DGCL, the Applicable Exchange rules and regulations, any law of the jurisdiction of formation of Parent and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.9 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under any Competition Laws or other Laws, including the Required Competition Approval, as soon as reasonably practicable.

(b) In furtherance and not in limitation of the foregoing, Parent and the Company shall, and Parent shall cause its Affiliates to, file and not withdraw, as promptly as practicable after the date of this Agreement, any filings, notification forms, applications, submissions, and related material (i) required to be filed with any Governmental Authority pursuant to any Competition Law or any other Law, including the Required Competition Approval, or (ii) requested by any Requesting Authority (it being understood that, for purposes of this clause and the other provisions of this Agreement, “requested” includes circumstances in which any Requesting Authority asserts or attempts to assert jurisdiction), in each case with respect to the transactions contemplated by this Agreement, and, in each case, shall, and Parent shall cause its Affiliates to, promptly make any further filings or submissions pursuant thereto that may be necessary, proper or advisable. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings, notifications, applications, and submissions, including by providing copies of all relevant documents (that are not privileged, confidential or proprietary) to the non-filing party and its advisors before filing. Neither Parent nor the Company shall, and Parent and the Company shall ensure that none of their respective Affiliates, consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of any consent, approval or other authorization required for the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority or Requesting Authority without the consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned (it being understood that if Parent determines to withdraw and refile any submission to any Requesting Authority, the Company shall consent thereto).

(c) Parent and the Company shall, and shall cause their respective Affiliates to, promptly inform each other upon receipt of any communication from any Governmental Authority or Requesting Authority regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority or Requesting Authority that is related to the transactions contemplated by this Agreement, then Parent and the Company shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other Party, an appropriate response to such request (incorporating any comments of the other Party in good faith). Parent and the Company shall not, and shall cause their respective Affiliates not to, (x) voluntarily make any filing, application or other submission that is not directed or requested by a Governmental Authority or Requesting Authority, or (y) initiate any meeting or communication with any Governmental Authority or Requesting Authority, in each case, with respect to the transactions contemplated by this Agreement, without the prior written consent of the other Party (and if any filing, application or other submission is so made as mutually agreed between Parent and the Company, then the form and substance of any such filing, application or other submission shall be reasonably acceptable to Parent and the Company). If Parent or the Company (or any of its respective Affiliates) does, or is required or requested to, participate in any meeting or engage in any substantive conversation with any Governmental Authority or Requesting Authority, Parent and the Company shall not, and shall cause their respective Affiliates not to, do so without giving the other Party, to the extent legally permissible, prior notice of the meeting or substantive conversation and, unless prohibited by such Governmental Authority or Requesting Authority, the opportunity to attend or participate. Parent and the Company shall keep each other reasonably informed with respect to the status of any submissions and filings to any Governmental Authority or Requesting Authority in connection with the transactions contemplated by this Agreement and any developments, meetings or substantive discussions with any Governmental Authority or Requesting Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any Order, investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority or Requesting Authority with respect to the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent and the Company shall attempt to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition, trade or other Law as promptly as practicable and shall advise each other promptly of any understandings, undertakings or agreements (oral or written) which the relevant Party proposes to make or enter into with any Governmental Authority or Requesting Authority in connection with the transactions contemplated by this Agreement (it being understood, however, that the Company shall not propose or enter into any such understanding, undertaking or agreement (oral or written) without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned).

(d) Notwithstanding anything to the contrary in this Agreement, but subject to Section 5.9(f), Parent shall take, and shall cause its Affiliates to take (and the Company and its Affiliates shall be permitted to take, without affecting any representation or warranty in this Agreement, but subject to Section 5.9(f) and the last sentence of this Section 5.9(d)), all action necessary to (i) cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under any Competition Laws or other Laws, including the Required Competition Approvals and (ii) avoid the entry or to effect the dissolution of, or vacate or lift, any Order or other requirement of a Governmental Authority which would otherwise have the effect of preventing, impairing or delaying the Closing, including: (A) objecting to and resisting any regulatory action or direction that seeks to require a filing with respect to the transactions contemplated by this Agreement (except as contemplated under this Agreement, including with respect to a Requesting Authority), (B) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (C) terminating, amending or assigning existing relationships or contractual rights and obligations, (D) changing or modifying any course of conduct regarding future operations, (E) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein and (F) committing to take any such actions in the foregoing clauses (A), (B), (C), (D) or (E). For the avoidance of doubt, Parent shall not require the Company or its Subsidiaries to take, and the Company and its Subsidiaries shall not be required to take, any action described in the preceding sentence that is not conditioned upon the consummation of the Merger. Notwithstanding anything to the contrary contained in this Section 5.9(d) or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries or Affiliates shall take any action described in clauses (A), (B), (C), (D), (E) or (F) of the first sentence of this Section 5.9(d) without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

(e) Parent shall not, and shall not permit any of its Affiliates to, take any action (including acquiring or making any investment in any Person or any division or assets thereof) that would reasonably be expected to (i) result in a material delay in the satisfaction of any of the conditions set forth in Article VI or any of such conditions not being satisfied, (ii) impose or cause any material delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Authorization necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under applicable Law, or (iii) result in any Governmental Authority entering an Order prohibiting or enjoining the consummation of the transactions contemplated by this Agreement.

(f) Notwithstanding anything to the contrary contained in this Section 5.9 or elsewhere in this Agreement, in connection with any filings, applications, or submissions required by applicable Law or requested by a Requesting Authority with respect to the transactions contemplated by this Agreement, Parent (i) shall be entitled to make such filings, applications and submissions and to respond to such requests and (ii) except (x) with respect to the Required Competition Approval and (y) in the case of any filings, applications or submissions required by applicable Law in the PRC or the issuance or enactment of any Order or Law by a Governmental Authority identified in clause (iii) or (iv) of the definition of “Specified Governmental Authority” (in each of cases (x) and (y), which, for the avoidance of doubt, shall be subject to Section 5.9(d) without application of this Section 5.9(f)), shall not be required to (A) agree to, or accept or suffer to have imposed upon the Company or any of its Subsidiaries (and, without Parent’s consent, none of the Company or any of its Subsidiaries, prior to the Closing, shall agree to or accept or suffer to have imposed upon it), any condition or restriction relating to any of the assets, businesses or interests of the Company or any of its Subsidiaries that would reasonably be expected to materially and adversely impact the assets, businesses or interests of any of the Businesses or of MSK, or (B) agree to or accept any condition or restriction that would reasonably be expected to have the effect of materially limiting or materially restricting Parent’s ownership, conduct or operation of any of the Businesses or of MSK, following the Closing (any of the foregoing conditions, restrictions or actions described in clauses (A) and (B), a “Burdensome Condition”). If Parent becomes aware of a Burdensome Condition, it shall provide prompt notice thereof (and in any event within 5 days) to the Company.

Section 5.10 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing any such release or making any such public statement; provided, that Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by Section 5.3(e), Section 5.3(f) or Section 5.3(g). Notwithstanding the foregoing, without the prior consent of the other Parties, (a) the Company may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) either the Company or Parent may disseminate the information included in a press release or other document previously approved for external distribution by Parent (in the case of the Company) or the Company (in the case of Parent).

Section 5.11 Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all fees, costs and expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except that the filing fees for any filings made under any Law (including any Competition Law) shall be borne solely by Parent.

Section 5.12 Section 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Transfer Taxes. Parent agrees to pay all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement.

Section 5.14 Financing.

(a) Each of Parent and Merger Sub shall obtain the Equity Financing at or prior to the Closing on the terms and conditions described in the Equity Commitment Letter, including by (i) complying with its obligations under the Equity Commitment Letter and (ii) if the conditions to Closing set forth in Article VI are satisfied or, to the extent permitted by Law, waived, consummating the Equity Financing at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Equity Financing or any alternative financing). Notwithstanding anything to the contrary in the immediately preceding sentence, but subject to the Parent’s and Merger Sub’s ability to obtain alternative financing as contemplated by the penultimate sentence of this Section 5.14(a), each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, take all actions necessary to (i) maintain in effect the Equity Commitment Letter and Investor Commitment Letters and (ii) enforce all of its rights under the Equity Commitment Letter and Investor Commitment Letters (or any definitive agreements relating thereto) (including, if Parent and Merger Sub’s efforts to obtain alternative financing in accordance with this
Section 5.14(a) are unsuccessful, by commencing and pursuing litigation against any of the parties thereto). Parent and Merger Sub shall give the Company prompt notice and, in any event, within one Business Day, (x) of any breach or default by any party to the Equity Commitment Letter or any Investor Commitment Letter, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Investor or the Sponsor with respect to any (1) breach, default, termination or repudiation by any party to any Investor Commitment Letter, the Equity Commitment Letter or definitive agreements related thereto or the Equity Financing or (2) material dispute or disagreement between or among any parties to any of the Investor Commitment Letters, Equity Commitment Letter or definitive agreements related thereto or to the Equity Financing with respect to the obligation to fund the Equity Financing or the amount of the Equity Financing to be funded at Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Equity Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Investor Commitment Letters, Equity Commitment Letter or definitive agreements related thereto or the Equity Financing. As soon as reasonably practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence. Parent shall not, and shall cause Sponsor and any of its or Sponsor’s Affiliates party thereto not to, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Equity Commitment Letter or any Investor Commitment Letter, or any other provision of the Equity Commitment Letter or any Investor Commitment Letter, in any case in a manner that would reasonably be expected to be adverse to the Company. In the event all conditions applicable to the Equity Commitment Letter have been satisfied, Parent shall cause the Investors and the Sponsor to fund the Equity Financing required to consummate the transactions contemplated by this Agreement at or prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, Sponsor and Parent may supplement, modify or replace the Equity Commitment Letter and Investor Commitment Letters to add investors, limited partners and other similar financing sources who have not executed the Equity Commitment Letter or an Investor Commitment Letter as of the date hereof, provided that such supplement, amendment, modification or replacement does not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of Equity Financing in a manner that would reasonably be expected to (x) delay or prevent the funding of the Equity Financing (or satisfaction of the conditions to the Equity Financing) on the Closing Date or (y) materially and adversely impact the ability of Sponsor or Parent to enforce its rights against other parties to the Equity Commitment Letter or Investor Commitment Letters or the definitive agreements, if any, with respect thereto or consummate the transactions contemplated thereby; provided, however, that, to the extent any such supplement, amendment, modification or replacement would reduce the commitment amount of any Investor or Sponsor under the applicable Investor Commitment Letter or the Equity Commitment Letter as of the date hereof, such original Investor or Sponsor shall remain obligated to fund the full amount of its original commitment amount and shall otherwise not be relieved of its obligations thereunder. For purposes of this Agreement, references to the “Equity Financing” shall include the financing contemplated by the Equity Commitment Letter as permitted to be supplemented, amended, modified or replaced pursuant to this Section 5.14, references to an “Investor Commitment Letter” shall include such Investor Commitment Letter as permitted to be supplemented, amended, modified or replaced pursuant to this Section 5.14, and references to the “Equity Commitment Letter” shall include the Equity Commitment Letter as permitted to be supplemented, amended, modified or replaced pursuant to this Section 5.14.

(b) Notwithstanding anything to the contrary set forth in this Agreement, Parent shall not, and shall cause Sponsor not to, use Equity Financing that may delay or prevent the funding of the Equity Financing (or satisfaction of the conditions to the Equity Financing) on the Closing Date.

(c) In no event shall Parent or Merger Sub (i) retain any financial advisor (other than BMO Capital Markets Corp.) on an exclusive basis, other than with the prior written consent of the Company, or (ii) enter into any exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that could reasonably be expected to prevent such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including a Takeover Proposal), in each case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this Agreement.

Section 5.15 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, furnish Parent and its sources of debt financing (the “Financing Sources”) with all information reasonably necessary for Parent to obtain debt financing on customary terms, and otherwise provide to Parent all cooperation reasonably requested by Parent in connection with obtaining debt financing, including by using reasonable best efforts to:

(i) to the extent required in connection with the debt financing, furnish Parent and the Financing Sources with all financial information reasonably necessary for Parent to obtain debt financing on customary terms and update any such information so that it shall remain suitable for such purpose;

(ii) assist Parent with Parent’s preparation of any marketing materials reasonably necessary to syndicate such debt financing, including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to such debt financing and accountants’ comfort letters;

(iii) cause the management of the Company, in each case, with appropriate seniority and expertise, to participate, upon reasonable advance notice, in a reasonable and limited number of meetings, presentations, customary one-on-one sessions and road shows with prospective sources of debt financing and in rating agency presentations, drafting sessions and due diligence sessions, as applicable, in each case, in connection with such debt financing;

(iv) cooperate to facilitate the granting of guarantees and security interests in and obtaining perfection of any liens on collateral owned by the Company and its Subsidiaries in connection with such debt financing, including entering into the applicable definitive agreements with respect thereto so long as such guarantees, security interests and agreements will not take effect until the Effective Time;

(v) provide to the Financing Sources, at least three Business Days prior to the Closing Date, all documentation and other information with respect to the Company and its Subsidiaries that are requested at least ten Business Days prior to the Closing Date by the Financing Sources under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001;

(vi) deliver customary authorization letters that authorize the distribution of any confidential information memorandum to prospective lenders, which letters shall contain customary representations by the Company with respect to the Company and its Subsidiaries (including that the public side versions of the applicable documents do not contain material non-public information about the Company or its Subsidiaries (or their respective securities) and containing a “10b-5 representation” by the Company (with respect to information about the Company and its Subsidiaries, and their respective securities, only); provided that such letters of authorization provide that (A) Company, and each of its respective Representatives and Affiliates shall not have any liability of any kind or nature resulting from the use of information contained in any marketing material and (B) the recipient of such letters of authorization agrees that it shall be entitled to rely only on the representations and warranties contained in the definitive documentation with respect to the debt financing); and

(vii) review of any disclosure schedule for definitive documents relating to such debt financing related to the Company and its Subsidiaries for completeness and accuracy.

(b) Notwithstanding any provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) enter into any agreement with respect to such debt financing the effectiveness of which is not conditioned on the Effective Time (other than, for the avoidance of doubt, customary authorization letters) or notices of prepayment and redemption (which notices may be conditional on the consummation of the Merger) that are effective prior to the Effective Time, (iii) give any indemnities that are effective prior to the Effective Time, (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (v) provide any information the disclosure of which is prohibited or restricted under any applicable law or is legally privileged or (vi) take any action that will conflict with or violate its organizational documents or any applicable law or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than any “authorization letters” referred to above or any notice of prepayment or redemption (which notices may be conditional on the consummation of the Merger)) relating to the debt financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to such debt financing) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 5.15 will require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 5.15 or any other provision of this Agreement that could reasonably be expected to result in personal liability to such officer or Representative or (B) the members of the Company Board as of immediately prior to the Effective Time to approve any financing or Contracts related thereto. Parent acknowledges and agrees that the Company and its Subsidiaries shall not be required to prepare or provide (but, at the request of Parent, shall provide reasonable assistance to Parent and its Representatives so that Parent can cause to be prepared or provided) (1) any pro forma financial statements or pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial statements or pro forma financial information, (2) any description of all or any component of the debt financing, including any such description to be included in any liquidity or capital resources disclosure, (3) projections, risk factors or other forward-looking statements relating to all or any component of the debt financing, (4) financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K. In no event shall the Company or its Subsidiaries be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available or is not otherwise prepared in the ordinary course of business of the Company and its Subsidiaries at the time requested by Parent.

(c) All confidential, proprietary or non-public information regarding the Company and its Subsidiaries obtained by Parent, its Representatives or the Financing Sources pursuant to this Section 5.15 shall be kept confidential in accordance with the terms of the Confidentiality Agreement, subject to Section 5.2(b).

(d) Parent shall (i) promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation provided for in this Section 5.15, and (ii) promptly indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments and penalties (including reasonable and documented attorneys’ fees) actually suffered or incurred by them in connection with the arrangement or consummation of the debt financing, except to the extent any such liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments or penalties arise out of or result from fraud, willful misconduct or gross negligence by any of the Company, its Subsidiaries or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

(e) Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of any financing.

(f) Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed by the parties hereto that, except in the case of a Willful and Material Breach that continues after written notice and a reasonable opportunity to cure, the Company and its Subsidiaries’ obligations under this Section 5.15 shall be disregarded for purposes of determining whether the conditions set forth in Article VI have been satisfied (including for purposes of determining any termination rights in Article VII).

Section 5.16 Applicable Exchange De-Listing. Parent shall cause the Company’s securities to be de-listed from the Applicable Exchange and de-registered under the Exchange Act as soon as practicable following the Effective Time and, prior to the Effective Time, the Company shall reasonably cooperate with Parent to accomplish the foregoing.

Section 5.17 Transaction Litigation. The Company shall notify Parent promptly (and in any event within 48 hours of obtaining Knowledge) of the commencement of, and promptly advise Parent of any material developments with respect to, any stockholder litigation brought or threatened in writing against the Company or its directors or officers relating to the transactions contemplated by this Agreement (“Transaction Litigation”) and shall keep Parent reasonably informed with respect to the status thereof. The Company shall be entitled to direct and control the defense of any such Transaction Litigation; provided, however, the Company shall give Parent the right to consult and participate in the defense, negotiation or settlement of any Transaction Litigation and the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not and shall not permit any of its Representatives to, settle any Transaction Litigation without Parent’s prior written consent; provided, that to the extent such settlement (i) relates solely to the provision of additional disclosure in the Company Proxy Statement, (ii) includes a complete and unconditional release by all plaintiffs in favor of the Company and its current and future Affiliates, Representatives, successors and assigns from all Liabilities with respect to the claims at issue in such Transaction Litigation and (iii) does not involve a finding or admission of any wrongdoing on the part of the Company or any of its Subsidiaries or any of its or their respective Representatives or current or future Affiliates, Parent’s prior written consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.18 Agreements with Principal Stockholders. From and after the date hereof until the Requisite Company Vote is obtained, in no event shall Parent or Merger Sub or any of their respective Affiliates, on the one hand, enter into any Contract with any of the Principal Stockholders or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the business, operations or other interests of the Company and its Subsidiaries after the Effective Time, unless such Contract shall terminate, by its terms, upon the termination of this Agreement without payment or penalty or any further obligations.

Section 5.19 Notification. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, Parent and the Company shall promptly notify the other in writing of: (a) any material inaccuracy in any representation or warranty made by such Party in this Agreement that, individually or in the aggregate with any other inaccuracies, would reasonably be expected to cause the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable, to not be satisfied; (b) any material breach of any covenant or obligation of such Party that, individually or in the aggregate with any other breaches, would reasonably be expected to cause the condition set forth in Section 6.2(b) or Section 6.3(b) not to be satisfied; and (c) any fact, event, circumstance, change, condition, occurrence or effect that would make the timely satisfaction of any of the conditions set forth in Article VI impossible or unlikely. No notification given pursuant to this Section 5.19 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of any Party contained in this Agreement.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Law, waiver on or before the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote at a duly called Company Stockholders Meeting.

(b) No Orders or Laws. No Specified Governmental Authority shall have issued any Order that enjoins or otherwise prohibits the consummation of the Merger and that remains in effect, and there shall not be any Law (excluding any Order that would otherwise constitute a Law) enacted or deemed applicable to the Merger by any Specified Governmental Authority that makes the consummation of the Merger illegal and that remains in effect (any such Order or Law issued or enacted by a Specified Governmental Authority, a “Prohibitive Order”).

(c) Regulatory Approval. Any approval, consent or authorization in connection with any filings, applications, or submissions required by applicable Law in the jurisdiction of a Specified Governmental Authority or requested by a Requesting Authority that is a Specified Governmental Authority shall have been obtained and, solely with respect to any approval, consent or authorization of any Specified Governmental Authority identified in clause (i) or (ii) of the definition of Specified Governmental Authority, such approval, consent or authorization shall have been obtained without the imposition of a Burdensome Condition, other than a Burdensome Condition to which Parent had previously agreed in writing (it being understood and agreed that, for purposes of this Section 6.1(c) and the other provisions of this Agreement, a written statement from a Requesting Authority indicating that such Requesting Authority does not have jurisdiction over the transactions contemplated by this Agreement shall constitute an approval by such Requesting Authority).

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent permitted by Law, waiver by Parent on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 3.8(a) shall be true and correct in all respects except for de minimis inaccuracies, (ii) Section 3.13(b) shall be true and correct in all respects, and (iii) this Agreement (other than in Section 3.8(a) and Section 3.13(b)) shall be true and correct in all respects, in each case of clauses (i), (ii) and (iii), at and as of the Closing Date as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except, in the case of clause (iii), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that for the purposes in this clause (iii), all references to the term “Company Material Adverse Effect” and other similar qualifications based on the word “material” or otherwise set forth in any such representations and warranties shall be disregarded).

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d).

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or, to the extent permitted by Law, waiver by the Company on or before the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects at and as of the Closing Date as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that for purposes of the foregoing, all references to the term “Parent Material Adverse Effect” and other qualifications based on the word “material” set forth in any such representations and warranties shall be disregarded).

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such party’s breach of any provision of this Agreement was the primary cause of such failure.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) whether before or after obtaining the Requisite Company Vote, if the Merger has not been consummated by 11:59 p.m. (New York time) on September 25, 2021 (as it may be adjusted pursuant to Section 1.2 and/or extended pursuant to this Section 7.2(a), the “Termination Date”); provided, however, that: (i) this Section 7.2(a) shall not be available to Parent or the Company during the pendency of any Legal Action by the other Party for specific performance of this Agreement as provided by Section 8.14 such that the Termination Date shall be at least ten Business Days following the completion of such Legal Action (but in no event later than the date that is fourteen (14) months following the date hereof); (ii) if, as of 11:59 p.m. (New York time) on the Termination Date, a Specified Circumstance exists and each of the conditions set forth in Section 6.1 (other than with respect to the Specified Circumstance) and Section 6.3 (other than Section 6.3(c)) is satisfied or has been, to the extent permitted by Law, waived, then Parent may, by providing written notice thereof to the Company at or prior to 11:59 p.m. (New York time) on the Termination Date, extend the Termination Date to 11:59 p.m. (New York time) on December 25, 2021 (it being understood that, for purposes of this clause (ii), in order to determine whether the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied, all references in Section 6.3(a) and Section 6.3(b) to the “Closing Date” shall be deemed to refer instead to September 25, 2021); (iii) if, as of 11:59 p.m. (New York time) on the Termination Date, a Specified Circumstance exists and each of the conditions set forth in Section 6.1 (other than with respect to the Specified Circumstance) and Section 6.2 (other than Section 6.2(c)) is satisfied or has been, to the extent permitted by Law, waived, then the Company may, by providing written notice thereof to Parent at or prior to 11:59 p.m. (New York time) on the Termination Date, extend the Termination Date to 11:59 p.m. (New York time) on December 25, 2021 (it being understood that, for purposes of this clause (iii), in order to determine whether the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied, all references in Section 6.2(a) and Section 6.2(b) to the “Closing Date” shall be deemed to refer instead to September 25, 2021); (iv) if the Termination Date has been extended pursuant to the foregoing clause (ii) or (iii) and as of 11:59 p.m. (New York time) on such extended Termination Date, a Specified Circumstance exists and each of the conditions set forth in Section 6.1 (other than with respect to the Specified Circumstance) and Section 6.3 (other than Section 6.3(c)) is satisfied or has been, to the extent permitted by Law, waived, then Parent may, by providing written notice thereof to the Company at or prior to 11:59 p.m. (New York time) on such extended Termination Date, extend the Termination Date again to 11:59 p.m. (New York time) on March 25, 2022 (it being understood that, for purposes of this clause (iv), in order to determine whether the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied, all references in Section 6.3(a) and Section 6.3(b) to the “Closing Date” shall be deemed to refer instead to December 25, 2021); and (v) if the Termination Date has been extended pursuant to the foregoing clause (ii) or (iii) and as of 11:59 p.m. (New York time) on such extended Termination Date, a Specified Circumstance exists and each of the conditions set forth in Section 6.1 (other than with respect to the Specified Circumstance) and Section 6.2 (other than Section 6.2(c)) is satisfied or has been, to the extent permitted by Law, waived, then the Company may, by providing written notice thereof to Parent at or prior to 11:59 p.m. (New York time) on such extended Termination Date, extend the Termination Date again to 11:59 p.m. (New York time) on March 25, 2022 (it being understood that, for purposes of this clause (v), in order to determine whether the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied, all references in Section 6.2(a) and Section 6.2(b) to the “Closing Date” shall be deemed to refer instead to December 25, 2021). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party whose breach of any covenant or agreement of this Agreement has been the primary cause of the failure to consummate the Merger by such date (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this sentence);

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote is not obtained upon a vote taken thereof (or adjournment, postponement or recess thereof); or

(c) whether before or after obtaining the Requisite Company Vote, if any Prohibitive Order is issued or enacted after the date of this Agreement (or is or deemed applicable to the Merger after the date of this Agreement) and has become final and non-appealable (in the case of an Order). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(c) shall not be available to any Party whose breach of any covenant or agreement of this Agreement has been the primary cause of the enactment, issuance, promulgation, enforcement or entry of any such Prohibitive Order, or such Prohibitive Order becoming final and non-appealable (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of this sentence).

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:

(a) prior to the Requisite Company Vote, if the Company Board has effected a Company Board Recommendation Change;

(b) if a Takeover Proposal is made (or any material change is made thereto) and the Company Board recommends in favor of such Takeover Proposal or, after a written request by Parent, fails to publicly reaffirm the Company Board Recommendation within ten (10) days after receipt of such request to do so;

(c) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b) or has materially contributed to the failure of a condition to Closing set forth in Section 6.1(b) or Section 6.1(c) and (ii) if curable, has not been cured by the Company on or before the earlier of (A) the Business Day prior to the Termination Date and (B) the date that is 15 Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b), or has been the primary cause of the failure of a condition to Closing set forth in Section 6.1(b) or Section 6.1(c), as applicable; or

(d) any Requesting Authority that is a Specified Governmental Authority (other than a Governmental Authority specified in clause (iii) or (iv) of the definition of “Specified Governmental Authority”) notifies Parent or the Company that any approval, consent or authorization in connection with any filings, applications or submissions required by applicable Law in the jurisdiction of such Specified Governmental Authority or requested by such Requesting Authority with respect to the transactions contemplated by this Agreement will be conditioned on the imposition of a Burdensome Condition that Parent is unwilling to accept or take, and Parent has notified the Company of such Burdensome Condition at least 10 Business Days prior to such termination and has consulted with the Company in good faith in respect of such Burdensome Condition; provided that Parent or Merger Sub is not then in breach of Section 5.9.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time:

(a) if the Company Board determines to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 5.3(e); provided, that substantially concurrently with such termination, and as a condition to the right of the Company to terminate this Agreement pursuant to this Section 7.4(a), the Company pays the Company Termination Fee in accordance with Section 7.6;

(b) if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b), or has materially contributed to the failure of a condition to Closing set forth in Section 6.1(b) or Section 6.1(c) (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of the foregoing) and (ii) if curable, has not been cured by Parent on or before the earlier of (A) the Business Day prior to the Termination Date and (B) the date that is 15 Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b), or has been the primary cause of the failure of a condition to Closing set forth in Section 6.1(b) or Section 6.1(c), as applicable; or

(c) if (i) all of the conditions to the Closing set forth in Section 6.1 and Section 6.2 have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) or, to the extent permitted by Law, waived by each applicable Party, (ii) the Company has confirmed by irrevocable written notice to Parent that (A) all of the conditions set forth in Section 6.3 have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 6.3 and (B) the Company intends to terminate this Agreement pursuant to this Section 7.4(c) if Parent and Merger Sub do not consummate the Closing and (iii) Parent and Merger Sub have failed to consummate the Closing within three Business Days following the date on which the Company provides the notice contemplated by clause (ii) of this Section 7.4(c).

Section 7.5 Effect of Termination.

(a) The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.1) shall give written notice of such termination to the other party in accordance with Section 8.6, specifying the provision or provisions hereof pursuant to which such termination is effected.

(b) In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company (or any Parent Related Party or Company Related Party) other than as provided in Section 7.6; provided, that the Confidentiality Agreements, the Equity Commitment Letter and the Standby Letter of Credit shall survive the termination hereof in accordance with their respective terms and the provisions of Section 5.2(b), Section 5.10, Section 5.11, Section 5.15(d), this Section 7.5, Section 7.6 and Article VIII shall survive the termination hereof.

Section 7.6 Fees and Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.11.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount in cash equal to $42,100,000 (the “Company Termination Fee”) if:

(i) this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made substantially concurrently with, and as a condition to the right of the Company to effect, such termination;

(ii) this Agreement is terminated by Parent pursuant to Section 7.3(a) or Section 7.3(b) (or by Parent or the Company, as the case may be, under Section 7.2(a) at any time after the occurrence of an event entitling Parent to terminate this Agreement pursuant to Section 7.3(a) or Section 7.3(b)), in which case payment shall be made within five Business Days following such termination (or, in the case of termination by the Company, substantially concurrently with such termination); or

(iii) (A) a Takeover Proposal shall have been publicly made or publicly proposed to the Company or otherwise publicly announced prior to the date of the Company Stockholders Meeting and not subsequently withdrawn prior to such Company Stockholders Meeting, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(b) and (C) during the period commencing on the date of such termination and ending twelve months thereafter, the Company consummates any Takeover Proposal or enters into a Contract in connection with a Takeover Proposal that is subsequently consummated, in which case payment shall be made within five Business Days following the date on which the Company consummates such Takeover Proposal. For purposes of clause “(C)” of the foregoing, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%.”;

(c) Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds, an amount in cash equal to $105,300,000 (as may be reduced pursuant to the proviso at the end of this Section 7.6(c) or increased to include interest, costs and expenses pursuant to Section 7.6(d), the “Parent Termination Fee”), if:

(i) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) at a time when (A) any of the conditions to Closing set forth in Section 6.1(b) (other than the failure of such conditions to be satisfied as a result of an Order imposed by a court of competent jurisdiction with respect to a civil litigation matter not pursued by a Governmental Authority) or Section 6.1(c) shall not have been satisfied and (B) all of the conditions to Closing set forth in Section 6.1(a) (if the Company Stockholders Meeting has occurred) and Section 6.2 shall have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) or, to the extent permitted by Law, waived, in which case payment shall be made within ten Business Days following such termination;

(ii) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(c) (other than as a result of an Order imposed by a court of competent jurisdiction with respect to a civil litigation matter not pursued by a Governmental Authority) at a time when each of the conditions set forth in Section 6.1(a) (if the Company Stockholders Meeting has occurred) and Section 6.2 have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) or, to the extent permitted by Law, waived, in which case payment shall be made within ten Business Days following such termination;

(iii) this Agreement is terminated by Parent pursuant to Section 7.3(d) at a time when each of the conditions set forth in Section 6.1(a) (if the Company Stockholders Meeting has occurred) and Section 6.2 have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) or, to the extent permitted by Law, waived, in which case payment shall be made concurrently with such termination;

(iv) this Agreement is terminated by the Company pursuant to Section 7.4(b) as a result of a Willful and Material Breach of any Specified Covenant by Parent or Merger Sub, in which case payment shall be made within ten Business Days following such termination;

(v) this Agreement is terminated by the Company pursuant to Section 7.4(c), in which case payment shall be made within seven Business Days following such termination; or

(vi) this Agreement is terminated by Parent pursuant to Section 7.2(a) at a time when the Company would have been entitled to terminate this Agreement pursuant to (x) Section 7.2(c) (other than as a result of an Order imposed by a court of competent jurisdiction with respect to a civil litigation matter not pursued by a Governmental Authority) at a time when each of the conditions set forth in Section 6.1(a) (if the Company Stockholders Meeting has occurred) and Section 6.2 have been satisfied (other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) or, to the extent permitted by Law, waived, (y) Section 7.4(b) as a result of a Willful and Material Breach by Parent or Merger Sub of any Specified Covenant or (z) Section 7.4(c), in each case, but for such termination pursuant to Section 7.2(a), in which case payment shall be made within ten Business Days following such termination;

provided, however, that: (A) if the Parent Termination Fee is due under clauses “(i),” “(ii),” “(iii)” or “(vi)(x)” of this Section 7.6(c) due to (x) the failure to obtain the approval, consent or authorization of the Governmental Authority identified in clause (i) of the definition of “Specified Governmental Authority” only, without the imposition of a Burdensome Condition, other than a Burdensome Condition to which Parent had previously agreed in writing, in connection with any filings, applications or submissions required by applicable Law in the jurisdiction of, or requested by a Requesting Authority that is, a Governmental Authority identified in clause (i) of the definition of “Specified Governmental Authority” only, or (y) the issuance or enactment of a Prohibitive Order by a Governmental Authority identified in clause (i) of the definition of “Specified

Governmental Authority” only, then the Parent Termination Fee shall be reduced to an amount in cash equal to $70,200,000; and (B) if the Parent Termination Fee is due under clauses “(i),” “(ii),” “(iii)” or “(vi)(x)” of this Section 7.6(c) due to (x) the failure to obtain the approval, consent or authorization of the Governmental Authority identified in clause (ii) of the definition of “Specified Governmental Authority” only, without the imposition of a Burdensome Condition, other than a Burdensome Condition to which Parent had previously agreed in writing, in connection with any filings, applications or submissions required by applicable Law in the jurisdiction of, or requested by a Requesting Authority that is, a Governmental Authority identified in clause (ii) of the definition of “Specified Governmental Authority” only, or (y) the issuance or enactment of a Prohibitive Order by a Governmental Authority identified in clause (ii) of the definition of “Specified Governmental Authority” only, then the Parent Termination Fee shall be reduced to an amount in cash equal to $84,300,000.

(d) The Company Termination Fee payable pursuant to this Section 7.6 shall be paid by the Company by wire transfer of immediately available U.S. dollar funds to an account or accounts designated in writing by Parent. The Parent Termination Fee payable pursuant to this Section 7.6 shall be paid by Parent by wire transfer of immediately available U.S. dollar funds to an account or accounts designated in writing by the Company. If the Company fails to pay the Company Termination Fee or Parent fails to pay the Parent Termination Fee, in each case as required pursuant to this Section 7.6, when due, such fee shall accrue interest for the period commencing on the date such fee became past due (including during any period funds are held in escrow), at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, N.A., in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company or Parent, as applicable, fails to pay such fee when due, the Company or Parent, as applicable, shall also pay to the other party all of such other party’s costs and expenses (including attorneys’ fees) in connection with all actions to collect such fee. If the Parties submit a dispute regarding whether a Parent Termination Fee or Company Termination Fee is payable pursuant to Section 7.6(c) or Section 7.6(b), respectively, to arbitration pursuant to Section 8.5, the prevailing party in such arbitration shall be entitled to collect from the other party all of such prevailing party’s costs and expenses (including attorneys’ fees) in connection with resolution of such dispute through arbitration. Any interest, costs and expenses payable pursuant to this Section 7.6(d) shall be deemed included in the term “Company Termination Fee” or “Parent Termination Fee”, as applicable, for all purposes of this Agreement.

(e)

(i) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty.

(ii) Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries agree on behalf of themselves and their respective current and future Affiliates that (a) if Parent and/or Merger Sub breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise, including with respect to any Willful and Material Breach) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or if the Merger is not consummated for any reason, then, other than with respect to fraud and except for (x) the right to seek specific performance in accordance with and subject to the terms and conditions of Section 8.14, and the Company’s rights under the Investor Commitment Letters and Equity Commitment Letter related thereto, (y) the Company’s rights under the Investor Commitment Letters, the Equity Commitment Letter and the Standby Letter of Credit, and (z) the Company’s rights under Section 5.15(d), the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against any Parent Related Party for any breach, loss, Damage or failure to perform under this Agreement or in respect of any oral or written representation made or alleged to have been made in connection herewith or therewith shall be for the Company (I) to receive (including by enforcing the Standby Letter of Credit) payment of the applicable Parent Termination Fee, if payable pursuant to Section 7.6(c) and, if applicable, Section 7.6(d), or (II) to seek Damages following termination of this Agreement solely in respect of a Willful and Material Breach (including Damages based on the consideration that would have otherwise been payable to the stockholders and equity holders of the Company pursuant to this Agreement or that take into account loss of market value or stock price of the Company (including its Common Stock) and implied value of any equity awards) up to, but never in excess of, $105,300,000; and (b) other than with respect to fraud and other than as provided by Section 5.15(d), Section 7.6(c), Section 7.6(d) and Section 8.14 and as expressly provided by and subject to the terms of the Equity Commitment Letter, the Investor Commitment Letters and the Standby Letter of Credit, neither the Company, its Subsidiaries nor any of their respective current and future Affiliates will have or assert any rights or claims against any of the Parent Related Parties relating to this Agreement or the failure of any of the transactions contemplated herein to be consummated. This Section 7.6(e)(ii) is intended to benefit, and may be enforced by, Parent, Merger Sub and the Parent Related Parties (and each such Person shall be a third party beneficiary of this Section 7.6(e)(ii)) and shall be binding on all the respective successors and permitted assigns of the Company, its Subsidiaries and their respective current and future Affiliates. Notwithstanding anything else to the contrary contained in this Agreement, in no event shall Parent be obligated to pay, or cause to be paid, nor shall the Company be entitled to collect, the Parent Termination Fee on more than one occasion.

(iii) Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub agree on behalf of themselves and their respective current and future Affiliates that (a) if the Company breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise, including with respect to any Willful and Material Breach) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or if the Merger is not consummated for any reason, then, other than with respect to fraud and except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 8.14, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against any Company Related Party for any breach, loss, Damage or failure to perform under this Agreement or in respect of any oral or written representation made or alleged to have been made in connection herewith or therewith shall be for Parent (I) to receive payment of the Company Termination Fee, if payable pursuant to Section 7.6(b) and, if applicable, Section 7.6(d), or (II) to seek Damages following termination of this Agreement solely in respect of a Willful and Material Breach up to, but never in excess of, $105,300,000, and (b) other than with respect to fraud and other than as provided by Section 7.6(b), Section 7.6(d), this Section 7.6(e)(iii) and Section 8.14, neither Parent, Merger Sub nor any of their respective current and future Affiliates will have or assert any rights or claims against any of the Company Related Parties relating to this Agreement or the failure of any of the transactions contemplated herein to be consummated. This Section 7.6(e)(iii) is intended to benefit, and may be enforced by, the Company and the Company Related Parties (and each such Person shall be a third party beneficiary of this Section 7.6(e)(iii)) and shall be binding on all the respective successors and permitted assigns of Parent, Merger Sub and their respective current and future Affiliates. Notwithstanding anything else to the contrary contained in this Agreement, in no event shall the Company be obligated to pay, or cause to be paid, nor shall Parent and/or Merger Sub be entitled to collect, the Company Termination Fee on more than one occasion.

(iv) With respect to the Standby Letter of Credit:

(1) The Parties agree that, subject to the terms and conditions of the Standby Letter of Credit, in the event that the Parent Termination Fee is payable under Section 7.6(c) or Damages are otherwise payable to the Company under this Agreement (subject to Section 7.6(e)(ii)), and the Parent Related Parties have not paid such Parent Termination Fee to the Company at or prior to the expiration of the applicable time period specified in Section 7.6(c) or paid such Damages to the Company when due and payable, the Company may deliver a demand notice to the Issuing Bank under the Standby Letter of Credit for payment of the Parent Termination Fee or such Damages, as applicable, which, in the case of such Damages, shall also include a copy of a final arbitral award pursuant to Section 8.5 providing for the payment of such amount to the Company; provided, that, to the extent the full amount underlying the Standby Letter of Credit is not due, the Company may include in such demand notice an additional $3,000,000 as collateral for any interest, costs and expenses that may be payable pursuant to Section 7.6(d), and the Company hereby agrees to return to Parent any portion thereof to the extent the full $3,000,000 is not payable to the Company. If prior to the expiration of the applicable time period specified in Section 7.6(c), Parent has delivered a written notice to the Company disputing that such payment is owed, indicating the reasons for such dispute, and demanding the Parties enter into arbitration with respect thereto, the Company shall direct the Issuing Bank to deposit the applicable funds into an escrow account to be held in the Company’s name, which funds shall be released upon mutual agreement of Parent and the Company or upon the rendering of a final arbitral award with respect to such dispute pursuant to Section 8.5 in accordance with the terms of an escrow agreement to be entered into by the Parties. As promptly as practicable after the date hereof, the Company and Parent shall use their respective reasonable best efforts to negotiate and enter into an escrow agreement with JPMorgan Chase Bank, N.A. or Citibank, N.A., or such other bank as may be mutually agreed by the Parties, containing terms that are consistent with the preceding sentence and other customary terms for an escrow arrangement of this type. The Company agrees that, upon the first to occur of (i) the third Business Day following receipt by the Company of the Parent Termination Fee from the Parent Related Parties, (ii) the three-month anniversary of the valid termination of this Agreement (provided, however, that if prior to the end of such three-month period, the Company has commenced a Legal Action against or made a written demand or claim to Parent disputing the validity of such termination and seeking specific performance of Parent’s obligations to effect the Closing under Section 1.2 or seeking payment of the Parent Termination Fee or other Damages, the date in this clause (ii) shall be the third Business Day following an arbitral determination pursuant to Section 8.5 that the Agreement was validly terminated and no Parent Termination Fee or other Damages were payable), and (iii) the third Business Day following the Closing (the first to occur of clauses (i), (ii) or (iii), a “Return Event”), the Company shall return the Standby Letter of Credit to the Issuing Bank accompanied by a notice requesting cancellation thereof in such form as set forth in the Standby Letter of Credit.

(2) Parent shall cause the Standby Letter of Credit to remain in full force and effect at all times until a Return Event has occurred and the Standby Letter of Credit has been returned to the Issuing Bank as provided in Section 7.6(e)(iv)(1). If the Standby Letter of Credit is scheduled to terminate or expire within 15 days and (I) the Company has commenced a Legal Action or delivered a written demand to Parent for payment of the Parent Termination Fee pursuant to Section 7.6(c) and, if applicable, Section 7.6(d), or payment of Damages (subject to Section 7.6(e)(ii)), or (II) the Company has not received an extension or replacement of the Standby Letter of Credit in a form acceptable to the Company and the Company has delivered a written demand to Parent for specific performance of Parent’s obligations to effect the closing under Section 1.2 (whether or not the Merger Agreement has been terminated), and in each case of clauses (I) and (II), the Company has not yet obtained an arbitral award pursuant to Section 8.5 in connection with such Legal Action or written demand, then the Company may deliver a demand notice to the Issuing Bank under the Standby Letter of Credit for payment of the lesser of the full amount of the Standby Letter of Credit and the amount of Damages claimed and hold such funds until the applicable dispute is resolved by arbitral determination pursuant to Section 8.5; provided, that to the extent Damages awarded by arbitral determination pursuant to Section 8.5 are less than the amount drawn under the Standby Letter of Credit, the Company covenants to return such excess to Parent. Parent will cause to be timely paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of any Standby Letter of Credit or any financing facility or reimbursement agreement under which the Standby Letter of Credit is issued. Notwithstanding anything to the contrary contained in this Agreement, any failure by Parent to comply with this Section 7.6(e)(iv)(2) shall be deemed to be a breach that would give rise to a failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b), as applicable, for purposes of Section 7.4(b).

(3) Notwithstanding anything herein or in the Equity Commitment Letter or any of the Investor Commitment Letters to the contrary, the Company agrees that, in the event that the Company actually receives the full amount under the Standby Letter of Credit from the Issuing Bank, the Company shall have no further rights under the Equity Commitment Letter or the Investor Commitment Letters (other than the right to receive the excess of the Parent Termination Fee over such full amount under the Standby Letter of Credit, the excess of any Damages payable pursuant to Section 7.6(e)(ii) over such full amount under the Standby Letter of Credit, and any interest, costs and expenses, if any, payable pursuant to Section 7.6(d)).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and another Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, on terms no less favorable (except with respect to standstill provisions) in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that, neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company; provided further, that, Affiliates of Parent shall include the Investors and the Sponsor. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Applicable Exchange” means the New York Stock Exchange.

(d) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York, Seoul, Korea or Beijing, China are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

(e) “Businesses” means the display solutions and power solutions business lines of the Company and its Subsidiaries (it being understood that power solutions includes Fab 3).

(f) “Common Stock” means the common stock, par value $0.01 per share, of the Company.

(g) “Company Benefit Plan” means each stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other benefit plan, agreement, program, policy or commitment, (i) under which any current or former director, officer, employee or consultant (or their eligible dependents) of the Company or any of its Subsidiaries has any right to benefits and (ii) that are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants (and dependents).

(h) “Company Equity Plans” means the 2011 Equity Incentive Plan and the 2020 Equity and Incentive Compensation Plan.

(i) “Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that the term “Company Material Adverse Effect” shall not include any of the following nor any fact, event, circumstance, change, condition, occurrence or effect relating to or arising or resulting from any of the following (in each case, by itself or when aggregated): (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein), including the results of any primary or general elections or any epidemic, plague, pandemic or other outbreak of illness or disease (including COVID-19 or any COVID-19 Measures) or other public health event, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the industries in which the Company and its Subsidiaries operate or general or seasonal fluctuations in the business of the Company or any of its Subsidiaries, (vi) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such change, decrease or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) the general public awareness of the Company’s intention or desire to enter into this Agreement or a similar agreement, (x) any Legal Actions arising from or relating to allegations of breach of fiduciary duty of the Company’s directors relating to this Agreement or the transactions contemplated by this Agreement, (xi) the execution, announcement, performance or existence of this Agreement, the identity of the Parties, the Investors, the Sponsor or any of their respective Affiliates, Representatives or financing sources, or the pendency or contemplated consummation of the transactions contemplated by this Agreement, including any actual or potential loss or impairment of, or effect on, any Contract (including any reduction in customer orders or other financial impact) or any relationship with any customer, supplier, investor, landlord, partner, employee or other business relation or any effect on the relationship of the Company and its Subsidiaries with Unions due to any of the foregoing in this subclause (xi) (including any strike, picket, work stoppage, work slowdown or other organized labor dispute), (xii) any actions taken with the consent, waiver or at the request of Parent or any action taken to the extent expressly permitted by this Agreement (including pursuant to, and in compliance with, Section 5.9), but excluding actions taken in respect of the operation of the Businesses in the ordinary course of business, (xiii) any actions taken by Parent, its Affiliates or any of their respective representatives or financing sources after the date hereof, and/or (xiv) the item set forth on Section 3.13(b) of the Company Disclosure Letter, (except, in the case of subclauses (i), (ii), (iii), (iv), (v), (vii) or (viii), to the extent any such effect has a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate); provided, further, that with respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.6 and Section 3.7, the exceptions set forth in subclause (xi) shall not apply.

(j) “Company Organizational Documents” means the certificate of incorporation and bylaws of the Company and the comparable organizational or governing documents of the Subsidiaries of the Company, in each case, as in effect on the date of this Agreement.

(k) “Company Product” means any current product or service made and sold by the Company or any of its Subsidiaries.

(l) “Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, representatives, attorneys, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, representatives, attorneys, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing.

(m) “Confidentiality Agreements” means the (i) Confidentiality Agreement, dated February 11, 2021, by and between Wise Road Capital LTD. and the Company, and (ii) Clean Team Agreement, dated February 11, 2021, by and between Wise Road Capital LTD. and the Company.

(n) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other similar arrangement (in each case, whether written or oral).

(o) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(p) “COVID-19 Measures” means any action, quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shut down, closure, sequester or any similar Law, Order, directive or guidelines issued by any Governmental Authority in connection with or in response to COVID-19, in each case, whether in place currently or adopted or modified hereafter.

(q) “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(r) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, interagency committee, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization, (iii) any political subdivision of any of the foregoing or (iv) any Person holding a governmental office.

(s) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

(t) “Intellectual Property” means any and all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents, patent applications, patentable inventions, statutory invention registrations and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, renewals, provisionals, continued prosecution applications, counterparts, and interferences thereof) (“Patents”), (ii) trademarks, service marks, trade names, trade dress, slogans, identifiers of source, fictitious business names, logos, and any goodwill associated with the foregoing and any and all common law rights, registrations and applications therefor, (iii) domain names and rights, applications, and registrations therefor, (iv) copyrights, mask works, and designs, and all other rights pertaining to works of authorship and applications and registrations therefor; (v) trade secrets under applicable Law and other confidential and proprietary information, know-how, inventions, processes, procedures and databases and data collections, and rights therein; (vi) Software, firmware and semiconductor design files and information, and (vii) any similar or equivalent property or rights to any of the foregoing throughout the world.

(u) “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge, after reasonable and due inquiry, of the Persons set forth in Section 8.1(u) of the Parent Disclosure Letter or Company Disclosure Letter, respectively.

(v) “Law” means any law (including common law), act, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

(w) “Licensed Intellectual Property” means all material Intellectual Property used by the Company or any of its Subsidiaries in the operation of the Businesses that is owned by a third party and licensed or sublicensed by either the Company or any of its Subsidiaries, as the case may be.

(x) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other title defects or encumbrances in respect of any property or asset.

(y) “MSK” means Magnachip Semiconductor, Ltd., a limited company (“yuhan hoesa”) organized and existing under the Laws of the Republic of Korea, which is a Subsidiary of the Company.

(z) “Orders” means any orders, decisions, judgments, writs, injunctions (whether temporary, preliminary or permanent), decrees, awards, rulings, directions or other determination of any Governmental Authority.

(aa) “Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by either the Company or any of its Subsidiaries, as the case may be.

(bb) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent, impair or materially delay the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder.

(cc) “Parent Related Parties” means (i) Parent, Merger Sub, the Sponsor and the Investors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, representatives, attorneys, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of Parent, Merger Sub, the Sponsor or any Investor or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, representatives, attorneys, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing.

(dd) “Permitted Leave” means any leave due to short-term disability, vacation, sick day, bereavement, jury duty, long-term disability, family or medical leave, maternity or paternity leave, military leave, or any other leave of absence that has been permitted by the Company or any of its Subsidiaries.

(ee) “Permitted Lien” shall mean (i) any Lien for Taxes which are not yet due and payable or which are being contested in good faith, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports, (iii) such non-monetary Liens or other imperfections of title, if any, that do not materially interfere with the use of the property in question as currently used or the Company and any of its Subsidiaries’ operation of their respective business as currently operated, including the following to the extent that they do not materially interfere with the use of the property in question as currently used or the Company and any of its Subsidiaries’ operation of their respective business as currently operated (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Liens disclosed on existing title insurance policies, title reports or existing surveys which have (together with all documents creating or evidencing such Liens) been delivered to Parent, (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith, (viii) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject, (ix) any Liens in favor of a lessor, sublessor or licensor under any of the Real Property Leases to secure unpaid rent, (x) any non-exclusive license of Intellectual Property, and (xi) such other Liens or imperfections granted in the ordinary course of business that would not materially interfere with the use of the property in question as currently used or the Company and any of its Subsidiaries’ operation of their respective business as currently operated.

(ff) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(gg) “PRC” means the People’s Republic of China, excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(hh) “Principal Stockholders” means any Person or group of Persons who beneficially owns 5% or more of the outstanding shares of Common Stock as at the applicable date of determination.

(ii) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

(jj) “Requesting Authority” means any Governmental Authority that, at any time prior to the Closing Date, requests, asserts, or attempts to assert jurisdiction over, or requests, requires, or attempts to require from Parent, the Company and/or MSK a filing or submission related to, the transactions contemplated by this Agreement.

(kk) “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock as of the record date for the Company Stockholders Meeting.

(ll) “Rights” means any rights, title, interest or benefit of whatever kind or nature, including ownership rights, license rights, and rights under Contract.

(mm) “Software” means, collectively, computer programs, whether in source code and object code form, and all tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

(nn) “Specified Circumstance” shall be deemed to exist if: (i) the condition set forth in Section 6.1(c) with respect to the approval, consent or authorization of any Governmental Authority identified in clause (i) or (ii) of the definition of “Specified Governmental Authority” is not satisfied and has not, to the extent permitted by Law, been waived; or (ii) as a result of a challenge by a Governmental Authority identified in clause (i) or (ii) of the definition of “Specified Governmental Authority”, the condition set forth in Section 6.1(b) with respect to the absence of a Prohibitive Order issued or enacted by any Governmental Authority identified in clause (i) or (ii) of the definition of “Specified Governmental Authority” is not satisfied and has not, to the extent permitted by Law, been waived.

(oo) “Specified Covenant” means any covenant of Parent and Merger Sub set forth in Section 5.8 or Section 5.9.

(pp) “Specified Governmental Authority” means any of the following: (i) any federal Governmental Authority from the United States, (ii) any national Governmental Authority from the Republic of Korea, (iii) the State Administration for Market Regulation in the PRC solely in its capacity under the Anti-monopoly Law (China) on antitrust review of business concentrations and (iv) for purposes of Section 6.1(b) and
Section 7.2(c), the National People’s Congress of the PRC or its Standing Committee.

(qq) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(rr) “Superior Proposal” means a Takeover Proposal which the Company Board determines, in consultation with its legal and financial advisors, (i) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement and (ii) is reasonably likely to be consummated (if accepted). For purposes of the reference to “Takeover Proposal” in this definition, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%.”

(ss) “Takeover Proposal” means any proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off), reorganization, recapitalization, joint venture, tender or exchange offer, business combination or other similar transaction involving the Company or any of its Subsidiaries (or assets thereof) representing 20% or more of the assets, revenue or net income of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer, exclusive license or sublicense or other disposition, in a single transaction or series of related transactions, involving the Company or any of its Subsidiaries (or assets thereof) representing 20% or more of the assets, revenue or net income of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company or MSK, including by way of a tender offer or exchange offer, (iv) a liquidation or dissolution of the Company or MSK or (v) any other transaction or combination of transactions having a similar effect to those described in clauses (i) through (iv) (in each case, other than any such transaction among the Company and any of its Subsidiaries or among its Subsidiaries and other than the Merger).

(tt) “Tax” or “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

(uu) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(vv) “Union” means any labor union, works council or other labor or employee association or organization.

(ww) “Willful and Material Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, and such action was taken or such failure occurred with such Party’s knowledge or intention that such action or failure to act constituted a material breach or violation of this Agreement.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) references to the terms “Dollars” and “$” are to the currency of the United States of America;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract in this Agreement (but not the Company Disclosure Letter) mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement;” and

(q) the phrase “ordinary course of business” shall be read as “ordinary course of business consistent with past practice.”

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the Parties which, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5 Consent to Jurisdiction; Arbitration.

(a) The Parties hereby agree that in order to obtain prompt and expeditious resolution of all disputes arising out of or relating to this Agreement, including the existence, validity, interpretation or performance of this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any claim arising out of or related to the Parties’ relationship, rights, duties and obligations hereunder, whether based on contract, tort or statute, and the substantive or procedural arbitrability of any claim hereunder), all such disputes shall be exclusively resolved by final and binding arbitration under the Delaware Rapid Arbitration Act (the “DRAA”, 10 Del. C. § 5801 et seq.) and the Delaware Rapid Arbitration Rules promulgated thereunder by the Supreme Court of the State of Delaware (“Rules”) in effect at the time of the date of delivery of the notice of arbitration, except as modified herein.

(b) The arbitral panel shall consist of three arbitrators (the “Tribunal”). The situs of the arbitration shall be the State of Delaware, although the evidentiary and other proceedings shall be conducted in New York (Manhattan), New York. The Tribunal may conduct proceedings in other locations if necessary for the taking of evidence. The language of the arbitration proceedings, and of the arbitral award, shall be the English language. The Parties agree that (A) the claimant(s) and respondent(s) shall each appoint one arbitrator within twenty (20) days of the date of delivery of the notice of arbitration; and (B) the two party-appointed arbitrators shall appoint the third arbitrator, who shall serve as the chair of the Tribunal, within twenty (20) days from the date of the appointment of the second arbitrator. Each member of the Tribunal must be a former judge of the Delaware Supreme Court and/or Delaware Court of Chancery; provided, that in the event a former Delaware judge is unavailable to serve as arbitrator for one or more of the positions on the Tribunal, then the Parties shall submit a petition for the appointment of one or more arbitrators (as needed to complete the three-member Tribunal) to the Court of Chancery of the State of Delaware under Section 5805 of the DRAA. Any arbitrator not timely appointed as provided in clause (A) or (B) of this Section 8.5(b) shall be appointed by the Delaware Court of Chancery in accordance with Section 5805 of the DRAA. In the event that the Tribunal retains counsel in consultation with the Parties under Section 5806 of the DRAA, then such counsel shall be impartial and shall be knowledgeable about and experienced with the practice of law and have had at least fifteen (15) years of legal experience in the area of mergers and acquisitions or complex commercial transactions. Only the Court of Chancery of the State of Delaware shall have the power and authority to appoint a new arbitrator in the event any arbitrator becomes unable to continue as arbitrator for any reason.

(c) The arbitration shall be deemed commenced when the claimant(s) deliver a notice of arbitration to all of the respondents in the manner provided for notices in Section 8.6. The Parties agree that the preliminary conference shall be no later than ten days after the constitution of the Tribunal. The Parties agree that any service or written communication (including, the answer, any reply or exchange of information) under the DRAA or the Rules shall be made in a manner provided by Section 8.6 of this Agreement, or as otherwise agreed by the Parties. In connection with any arbitration proceeding hereunder, the Tribunal shall allow reasonable requests for the production of documents relevant to the dispute and permit the taking of depositions limited to not more than five persons on each side and for not more than six hours in total for the deposition of each such person. Where reasonably necessary, depositions may be taken by videoconference or other telephonic means, or in the jurisdiction where a witness resides or regularly transacts business. The Tribunal may seek to compel the production of evidence from non-parties to the fullest extent permitted by applicable Law. The arbitration hearing shall be limited to one day, if the Tribunal deems such limitation appropriate, and provided, that the Tribunal, where it considers it appropriate in order to provide any Party with a full and fair opportunity to be heard, may require a hearing be held over the course of more than one day, and shall be conducted as soon as reasonably practicable after the constitution of the Tribunal, as determined by the Tribunal.

(d) For the purposes of DRAA § 5808(b), and all other purposes, the Tribunal shall issue its final award as promptly as practicable taking into account the nature of the claims and any other facts or circumstances the Tribunal deems relevant, but in no event later than 60 calendar days after the close of the arbitration hearing. The Parties agree that the Tribunal may extend any deadline set forth in Section 8.5(c) and Section 8.5(d) if, in its own discretion, more time is needed in light of the nature of the claims and the relevant facts and circumstances. The Tribunal is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive relief, including interim relief pending the final award. The parties hereto shall bear their own costs incurred in connection with the arbitration and share equally the fees and expenses of the Tribunal and the costs of administration.

(e) Nothing in this Section 8.5 shall prevent a Party from seeking provisional, interim or conservatory measures from any court of competent jurisdiction at any time if any such Party believes in good faith that it will suffer irreparable injury before the Tribunal has been appointed or before the Tribunal has had time to render a final award. Any such request by a Party to a court for provisional, interim or conservatory measures shall not be deemed incompatible with the agreement to arbitrate in this Section 8.5, the DRAA or a waiver of the right to arbitrate.

(f) The arbitral award shall be final and non-appealable. Judgment upon the arbitral award may be entered and enforced in any court of competent jurisdiction. The Parties hereby agree to waive any claim that this agreement to arbitrate is not valid under the Laws of the U.S., any foreign country or any international agreement.

(g) For the avoidance of doubt, and in furtherance of Section 8.4, the Parties hereby acknowledge and agree that any legal proceeding conducted under this Section 8.5 shall be governed by or construed under the laws of the State of Delaware, without regard to principles of conflict of laws and regardless of whether the laws of the State of Delaware govern the Parties’ other rights, remedies, liabilities, powers and duties.

Section 8.6 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:

South Dearborn Limited

c/o Wise Road Capital

2/F, International Club Office Tower

21 Jian Wai Avenue

Chaoyang District, Beijing, China

Attention: Zhang Yuanjie

E-mail: zhangyuanjie@wiseroadcapital.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, California 94025, USA

Attention: Keith A. Flaum

Facsimile: (650) 463-4199

Email: keith.flaum@hoganlovells.com

and

Lee & Ko

c/o Hanjin Building, Namdaemun-ro,

Jung-gu, Seoul, Republic of Korea 04532

Attention: Wonkyu, Han, Esq.

                  Chee-Kwan, Kim, Esq.

Facsimile: (822) 772-4001

E-mail: wonkyu.han@leeko.com

                cheekwan.kim@leeko.com

If to the Company, to:

c/o Magnachip Semiconductor, Ltd.

VPLEX Bldg., 15F

501 Teheran-ro, Gangnam-gu

Seoul 06168, Republic of Korea

Attention: Theodore S. Kim, General Counsel

Facsimile: +82-2-6903-5093

E-mail: theodore.kim@magnachip.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:  Ross A. Fieldston, Esq.

                  Xiaoyu Greg Liu, Esq.

                  Jeffrey D. Marell, Esq.

Facsimile:  (212) 757-3900

E-mail:      rfieldston@paulweiss.com

                  gliu@paulweiss.com

                  jmarell@paulweiss.com

and

Kim & Chang

Seyang Building, 39, Sajik-ro 8-gil, Jongno-gu

Seoul 03170, Korea 064

Attention:      Bo-Yong Ahn, Esq.

                     Sun Yul Lee, Esq.

Facsimile:     +82 2 737 9091

E-mail:         byahn@KimChang.com

                      sunyul.lee@KimChang.com

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone or by reply facsimile or by electronic mail, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 8.7 Amendment. This Agreement may be amended by the Parties at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 8.8 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.9 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Equity Commitment Letter, the Standby Letter of Credit and the Confidentiality Agreements contain all of the terms, conditions and representations and warranties agreed to by the Parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement. Without limiting the generality of Section 4.13, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the Parties.

Section 8.10 No Third-Party Beneficiaries. Except (a) for the rights of the Indemnified Parties under Section 5.7, (b) if the Closing occurs, for the right of the holders of shares of Common Stock and Company Equity Awards to receive the Merger Consideration and the amounts payable pursuant to Section 2.3, respectively, in each case, after the Effective Time, (c) for the rights of the Company’s Subsidiaries and their and the Company’s respective Representatives under Section 5.15(d), (d) for the rights of the Parent Related Parties under Section 7.6(e)(ii) and the Company Related Parties under Section 7.6(e)(iii) and (e) for the right of the Company on behalf of the holders of shares of Common Stock and Company Equity Awards to pursue Damages solely in respect of a Willful and Material Breach (including claims for Damages based on loss of the economic benefits of the transaction to the Company’s stockholders) with respect to any breach of this Agreement by Parent or Merger Sub (whether or not this Agreement has been terminated pursuant to Article VII) (in each case of clauses (a), (b), (c), (d) and (e), which right is hereby expressly acknowledged and agreed by the Parties), Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The third-party beneficiary rights referenced in clause (e) of the preceding sentence may be exercised only by the Company (on behalf of holders of shares of Common Stock and Company Equity Awards) through actions expressly approved by the Company Board, and no holder of shares of Common Stock or Company Equity Awards, whether purporting to act in its capacity as such or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.8 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 8.12 Rules of Construction. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each Party has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.13 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other Parties, which any such Party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void. Notwithstanding the foregoing, Parent and Merger Sub may, with prior written notice to the Company, assign or delegate any or all of their respective rights or liabilities under this Agreement, in whole or in part, to any Affiliate of Parent or Wise Road Capital LTD without obtaining the consent of the Company; provided, that no such assignment or delegation will relieve Parent or Merger Sub of any of their respective obligations under this Agreement.

Section 8.14 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent or cure breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including specific performance or other equitable relief to cause Parent and/or Merger Sub to effect the Closing in accordance with Section 1.2), this being in addition to any other remedy at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Without limiting the generality of the foregoing, the Parties hereby acknowledge and agree that, if, at a time when the Company is permitted to terminate this Agreement pursuant to Section 7.4(c), the Company seeks specific performance of Parent and Merger Sub’s obligation to effect the Closing in accordance with Section 1.2, then the Company shall be entitled to specific performance to cause Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter and to cause Parent and/or Merger Sub to effect the Closing in accordance with Section 1.2. For the avoidance of doubt, but subject to Section 7.6(e)(ii), in no event shall the exercise of the Company’s right to specific performance pursuant to this Section 8.14 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement and be paid the Parent Termination Fee.

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each Party shall have received a counterpart signed by all of the other Parties.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

SOUTH DEARBORN LIMITED

By:	/s/ Yuanjie Zhang
Name: Yuanjie Zhang
Title: Director

MICHIGAN MERGER SUB, INC.

By:	/s/ Yuanjie Zhang
Name: Yuanjie Zhang
Title: President

[Signature Page to Agreement and Plan of Merger]

MAGNACHIP SEMICONDUCTOR CORPORATION

By:	/s/ Young-Joon Kim
Name: Young-Joon Kim
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]